SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 9 August 2022

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Half-year Report dated 9 August 2022

Exhibit No: 99.1

InterContinental Hotels Group PLC
Half Year Results to 30 June 2022

9 August 2022
	Reported			Underlying1
	2022	2021	% change2	% change
REPORTABLE SEGMENTS1:
Revenue1	$840m	$565m	+49%	+53%
Revenue from fee business1	$664m	$505m	+31%	+33%
Operating profit1	$377m	$188m	+101%	+91%
Fee margin1	55.9%	44.1%	+11.8%pts
Adjusted EPS1	121.7¢	40.4¢	+201%	KEY METRICS:
GROUP RESULTS:				● $11.7bn total gross revenue1
Total revenue	$1,794m	$1,179m	+52%	+48% vs 2021, (14)% vs 2019
Operating profit	$361m	$138m	+162%	● +51% global H1 RevPAR1
Basic EPS	117.4¢	26.2¢	+348%	vs 2021, (10.5)% vs 2019
Interim dividend per share	43.9¢	- ¢	NM	● +44% global Q2 RevPAR1
Net debt1	$1,718m	$2,458m	(30)%	vs 2021, (4.5)% vs 2019
1
Definitions for non-GAAP measures can be found in the ‘Use of key performance measures and non-GAAP measures’ section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.
2
Percentage change shown unless not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

●	Further significant improvement in trading: Americas Q2 RevPAR vs 2019 +3.5%, strong sequential improvement also in EMEAA to (10.3)%; Greater China (48.9)% due to localised travel restrictions
●	H1 average daily rate +24% vs 2021, up +4% vs 2019; occupancy +10%pts vs 2021, (10)%pts vs 2019
●	Gross system growth +4.8% YOY, net +3.0% YOY (adjusted for Holiday Inn and Crowne Plaza removals in H2 2021, and the impact of exiting Russia in H1 2022)
●	Opened 14.9k rooms (96 hotels) in H1; global estate now at 883k rooms (6,028 hotels)
●	Signed 30.7k rooms (210 hotels) in H1; global pipeline now at 278k rooms (1,858 hotels)
●	Luxury & Lifestyle portfolio now 445 hotels, 12% of system size; a further 287 hotels represent 19% of group pipeline
●	IHG One Rewards transforms our loyalty programme; further developments to enhance our digital advantage
●	Operating profit from reportable segments of $377m, +101% vs 2021, (down (8)% vs 2019); reported operating profit of $361m, after System Fund result of $3m and operating exceptionals of $(19)m
●
Net cash from operating activities of $175m (2021: $173m), with adjusted free cash flow1 of $142m (2021: $147m); net debt reduction of $163m since start of the year includes $227m of net foreign exchange benefit

●	Trailing 12-month adjusted EBITDA1 of $812m, +78% on a year earlier; net debt:adjusted EBITDA reduced to 2.1x
●	Resumption of interim dividend at 43.9¢, +10% on prior interim payment in 2019
●	Additional $500m of surplus capital to be returned via new share buyback programme

Keith Barr, Chief Executive Officer, IHG Hotels & Resorts, said:

“We saw continued strong trading in the first half of 2022 with increased demand for travel in most of our markets. This brought group RevPAR very close to pre-pandemic levels in the second quarter. Alongside leisure stays, the return of business and group travel demand continued to build over the period, and our hotels are seeing increased pricing power due to the strength of IHG’s brands, loyalty programme and technology platform.

The recovery in demand and pricing led to group profit more than doubling versus 2021, with profitability in the Americas now ahead of 2019. The EMEAA region also saw excellent improvement in performance. Whilst Greater China had a tough period as Covid-related travel restrictions were tightened, we have since seen a strong recovery in the most recent months, although risk of further volatility in trading in the region still remains.

Our overall performance reflects a continued focus to build a stronger business for our guests and owners. We have significantly enhanced and expanded our brand portfolio in recent years, and invested in our enterprise platform to drive performance and accelerate our growth. The investments we have made to innovate our technology and distribution channels continue to drive improvements in both the guest experience and owner returns. Some of the biggest achievements this year include the critical step of transforming our loyalty programme, IHG One Rewards, and the redesign of our mobile app and digital channels to deliver a faster, simpler booking experience.

We opened almost 100 hotels in the half, passing the 6,000 milestone globally, and signed more than 200 properties to take our pipeline to 1,858, representing over 30% of today’s system size. We continue to see growing interest in conversion opportunities which represented more than a quarter of openings in the period. This illustrates the increasing appeal to hotel owners of accessing IHG’s brands and the significant scale and demand delivery capability of our enterprise platform.

IHG’s clear strategy over the last five years has seen us emerge from the pandemic a stronger and more resilient company, delivering on key priorities and progressing our ambitious 2030 Journey to Tomorrow responsible business commitments. Whilst the economic outlook faces uncertainties as central banks and governments take action to manage inflation, we remain confident in our business model and the attractive industry fundamentals that will drive long-term sustainable growth. Having reinstated a final dividend in respect of 2021 six months ago, the strong performance seen in 2022 to date, together with the confidence we have in continued progress, has led us to reintroduce an interim dividend at a level 10% higher than when last paid and launch an initial $500m share buyback.”

For further information, please contact:
Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations:	Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Presentation for analysts and institutional shareholders:
A conference call and webcast presented by Keith Barr, Chief Executive Officer, and Paul Edgecliffe-Johnson, Chief Financial Officer and Group Head of Strategy, will commence at 9:30am (London time) on 9 August 2022 and can be accessed at www.ihgplc.com/en/investors/results-and-presentations or directly on https://www.investis-live.com/ihg/62cea1f8d9438014007fbae3/ihgq2

Analysts and institutional shareholders wishing to ask questions should use the following dial-in details for a Q&A facility:

UK:	0800 640 6441
UK local:	0203 936 2999
US:	+1 855 979 6654
US local:	+1 646 664 1960
All other locations:	+44 203 936 2999
Passcode:	91 98 94

An archived webcast of the presentation is expected to be available later on the day of the results and will remain on it for the foreseeable future, accessed at www.ihgplc.com/en/investors/results-and-presentations. An audio replay will also be available for 7 days using the following details:

UK:	0203 936 3001
US:	+1 845 709 8569
All other locations:	+44 203 936 3001
Passcode:	07 07 21

Website:
The full release and supplementary data will be available on our website from 7:00am (London time) on 9 August. The web address is www.ihgplc.com/en/investors/results-and-presentations.

About IHG Hotels & Resorts:
IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 17 hotel brands and IHG One Rewards, one of the world’s largest hotel loyalty programmes, IHG has over 6,000 open hotels in more than 100 countries, and more than 1,800 in the development pipeline.

-
Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-
Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-
Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
-
Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated and registered in England and Wales. Approximately 325,000 people work across IHG’s hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the ‘Risk Factors’ section in the current InterContinental Hotels Group PLC’s Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

System size and pipeline progress

The long-term attractiveness of IHG’s brands and the markets we operate in have supported continued openings and signings activity in the first half of 2022:

●	Global system of 883k rooms (6,028 hotels) at 30 June 2022, weighted 68% across midscale segments and 32% across upscale and luxury
●	Gross growth of +4.8% YOY, with 14.9k rooms (96 hotels) opened in H1, of which 8.3k (51 hotels) in Q2
●	Removal of 12.4k rooms (59 hotels) in H1; this includes the impact of ceasing all operations in Russia, resulting in the removal of 6.5k rooms (28 hotels), equivalent to 0.7% of IHG’s global system
●	Underlying removal rate of 1.8% YOY; the removals in H1 2022 equate to an annualised underlying rate of 1.4%, broadly in line with historical average underlying rate of ~1.5%
●	Net system size growth of +3.0% YOY (adjusted for Holiday Inn and Crowne Plaza removals in H2 2021, and for Russia operations in H1 2022); unadjusted YOY growth of (0.2)%
●	Global pipeline of 278k rooms (1,858 hotels), which represents over 30% of current system size; pipeline growth YTD of +2.7% (+3.5% excluding 2.2k rooms impact from 7 pipeline hotels in Russia)
●	Signed 30.7k rooms (210 hotels) in H1, of which 14.1k (90 hotels) in Q2
●	Signings mix drives pipeline to be weighted 56% across midscale segments and 44% across upscale and luxury
●	More than 40% of the global pipeline is under construction, broadly in line with prior years

System and pipeline summary of movements in H1 2022 and total closing position (rooms):

	System							Pipeline
	Openings	Removals	Net	Total	YTD%	YOY%	Adjusted YOY%a	Signings	Total
Group	14,949	(12,379)	2,570	882,897	+0.3%	(0.2)%	+3.0%	30,732	278,275
Americas	4,287	(2,188)	2,099	501,188	+0.4%	(1.8)%	+0.6%	11,504	100,401
EMEAA	6,828	(8,844)	(2,016)	222,184	(0.9)%	(0.6)%	+5.2%	8,111	80,079
G. China	3,834	(1,347)	2,487	159,525	+1.6%	+5.9%	+8.2%	11,117	97,795

a
Adjusted for: 1) the removal of Holiday Inn and Crowne Plaza rooms that occurred in H2 2021, driven by the review that was completed that year with 34.3k (151 hotels) exiting IHG’s system for these two brands for the year as a whole, of which 13.3k (57 hotels) exited in H1 2021 and 21.1k (94 hotels) exited in the H2 2021; 2) the removal of 6.5k rooms (28 hotels) in Russia, following IHG’s announcements regarding ceasing all operations in that country.

The regional performance reviews provide further detail of the system and pipeline by region, and further analysis by brand and by ownership type.

Updates on our strategic priorities

Our four strategic priorities put the expanded brand portfolio we have built in recent years at the heart of our business, and our owners and guests at the heart of our thinking. Our priorities recognise the crucial role of a sophisticated, well-invested digital approach, ensure we meet our growing responsibility to care for and invest in our people, and make a positive difference to our communities and planet.

We have increased our level of investment spending to meet these priorities, including on developing our brand portfolio and hotel formats further, the critical step of transforming our loyalty programme, and rolling out more digital solutions. We have also invested in the resiliency and flexibility of our core revenue-generating technology platforms to support future growth, alongside enhancing the capabilities of our core HR systems and in developments that help IHG and our hotel owners meet our Journey to Tomorrow responsible business commitments.

We will continue to be agile and thoughtful on how we focus and shift our own cost resources, together with those of the System Fund, as part of building out competencies and capturing the significant opportunities for growth of IHG’s enterprise system. In 2021, fee business cost savings of $75m were achieved and are sustainable into this and future years. As intended, the additional temporary reductions in the 2021 cost base of $25m have been redeployed this year. Whilst there is some pressure to the underlying level of cost inflation in our overheads base, IHG is adept at driving incremental efficiencies and scale advantage to help offset these, and delivering productivity gains to further support our hotel owners.

1.
Build loved and trusted brands

We continue to invest in all our brands, helping achieve scale and focusing on design, service and quality. Recent highlights included:

Continued growth of our most established brands.
●
The InterContinental brand opened three hotels in the period; growing to 205 across more than 60 countries. Its pipeline of 83 hotels and resorts represents growth equivalent to 30% of current system size.

●
Having reached 3,000 hotels in its 30th year last year, Holiday Inn Express is now in 50 countries, and has a pipeline for a further 26% growth. Holiday Inn Express achieved more than 60 signings in the period, with our Candlewood Suites and Staybridge Suites extended stay brands together adding over 40 more.

Strengthening Holiday Inn and Crowne Plaza. Our review in 2021 addressed the consistency and quality of the estates for these two brands, resulting in the removal of 151 hotels or 10% of their combined estate, and owners committing to improvements in 83 hotels.
●	Both brands have pipelines equivalent to over 20% of their current system size.
●
Two-thirds of the Americas Holiday Inn estate and three-quarters of the Crowne Plaza estate will have been recently updated. As part of this, 28 Crowne Plaza hotels are being renovated in 2022, equivalent to the combined number renovated over the previous four years. Recently renovated hotels are showing strong performance metrics across occupancy, room rate, revenue market share and guest satisfaction scores.

Driving more conversion to our brands. Conversions have grown to represent around a quarter of signings and openings thanks to growing demand for access to our revenue-generating systems, marketing and loyalty programmes to support performance, increase efficiencies and drive returns for owners.
●	Vignette Collection, our Luxury & Lifestyle conversion brand that launched last August, has secured its first eight properties, with further strong progress expected over the remainder of 2022.
●
Our upscale conversion brand, voco, has reached 80 open and pipeline hotels. With nine openings in the period, these included the first all-suites format in Doha, a flagship property for the brand in Melbourne, and a presence in four new country markets. The brand was recognised as the World’s Leading Premium Hotel Brand at the World Travel Awards, and is achieving top guest satisfaction scores versus equivalent competing brands.

●
Portfolio opportunities are also increasing, due to the broader suite of brands and the overall enterprise system we can offer owners to support their growth; three portfolio deals in EMEAA in H1 added 10 hotels across six brands.

Excellent progress in growing our Luxury & Lifestyle presence. We have grown this category to 12% of IHG’s system size, and the proportion of our pipeline is bigger still at 19%, up from 13% five years ago.
●	A number of brand halo properties opened in the period, including an all-suites-and-villas Regent property in Phu Quoc (Vietnam) and Australia’s first Kimpton (Sydney).
●	There were six further Kimpton signings in the period and more resort destinations for the brand including Kimpton Aysla Mallorca will be opening soon.
●	Signings for Six Senses increased its pipeline to 35 hotels, on top of 21 currently open.
●
Hotel Indigo is set for a record year of openings; it has reached 134 properties across more than 20 countries, which is set to nearly double with a pipeline of 120 hotels. There were 16 signings for the brand in the half, including new resort properties in Barbados and Grand Cayman.

First Atwell Suites openings and the rapid scale of avid.
●	The first two Atwell Suites properties to open have been the prototype new-build at Denver Airport and an adaptive re-use at Miami Brickell, with 23 further hotels in the pipeline.
●
Five new avid hotels opened in the half, taking the brand’s presence to 53 locations, with the first opening in Canada later this year. The avid pipeline totals 157 properties and the brand is outperforming peers in guest satisfaction.

2.
Customer centric in all we do

Delivering True Hospitality for Good means creating seamless and tailored guest experiences that generate increased demand, whilst delivering high returns for our owners.

IHG’s Guest Satisfaction Index (GSI) has continued to maintain a global score of over 100, which reflects outperformance against peers. The score on a rolling 12-month basis to June 2022 was higher than the equivalent 2019 pre-Covid benchmark.

Transforming loyalty
Our loyalty programme is critical to our business and future growth. Our more than 100 million loyalty members are responsible for around half of all room nights globally each year, they stay in our hotels more often, and spend 20% more than non-members. They are also 9x more likely to book direct, which is our most profitable channel for owners.

This year we launched our transformed loyalty programme, IHG One Rewards, to offer industry-leading value, richer benefits and greater choice for members to enhance their stays. It also aims to attract more next-generation travellers. The enhanced rewards include free breakfast for Diamond Elite members and the ability for guests to choose the rewards that matter to them most through the introduction of Milestone Rewards. To date:
●	14% more points have been redeemed year-to-date compared to 2019, with an 18% increase in reward nights booked.
●	Enrolments in Q2 2022 were more than 30% higher than the comparable period last year, and year-on-year 11 million more loyalty members have been added.
●	Within a month of launching Milestone Rewards, engagement has exceeded our expectations and over 800,000 rewards have been earned.
●	We also launched our largest marketing campaign in more than a decade to help raise awareness and drive more revenue to our hotels for our owners.

Lowering costs and driving efficiencies for our owners
With increasing supply costs and supply chain issues, together with labour shortages, our owners around the world rely heavily on IHG to help them run an efficient business. We have continued to expand the benefits for owners of being part of the IHG system, whilst also improving guest experience.
●
We have further expanded the scale and reach of our procurement solutions for operating supplies and equipment. More than 2,900 hotels in the Americas are now participating in our F&B purchasing programme. These programmes support menu optimisation, help owners mitigate inflationary pressures and achieve absolute savings. Smaller owner groups recently onboarded in the UK have seen typical savings of 7-15% on food costs and 10-15% on beverage costs.

●
We are also helping owners lower construction and refurbishment costs in our latest format upgrades and helping reduce other costs associated with operating and maintaining their building infrastructure.

●
IHG Voice Cloud, our enhanced intelligent call services solution, will be supporting several hundred hotels by the end of the year. This typically saves an owner around 50 hours a month of on-premises call handling, whilst also driving better guest experiences, boosting loyalty enrolment and delivering revenue up-sell.

●
We are piloting renewable energy sourcing on behalf of our owners and developing a power purchase agreement in a very competitive market. Owners have also been able to lock-in substantial savings though our fixed negotiated rates on other energy costs.

●	The rollout of our IHG NextGen Payments system during 2022 and 2023 adds more guest payment options including e-wallet, and lowers transaction and support fees for our owners.

3.
Create digital advantage

Our digital-first approach drives a higher percentage of direct bookings, creates cost efficiencies, and delivers data and insights to optimise revenue management decisions. Developments to date in 2022 included:

●
Booking flow improvements. Newly designed webpages that combine rooms and rates choices have contributed to increases in booking conversion of up to one percentage point and revenue uplift of 2 to 3%. This new web experience has also driven a 10 percentage point increase in enrolments to our IHG One Rewards programme.

●
Stay enhancements and attribute pricing. Pilots progressing well to drive cross-sell of non-room extras and for room up-sell which enable owners to generate maximum value from the unique attributes of their room inventory.

●
Next generation IHG mobile app released. The IHG mobile app is our fastest-growing revenue channel. Amongst many enhancements, the new app offers streamlined booking and allows guests to check-in faster, and it powers IHG One Rewards to provide members with seamless access to their loyalty benefits, including the ability to choose and redeem Milestone Rewards. Enhancements are expected to further increase direct bookings and loyalty engagement, and drive incremental spend during stays. Since its relaunch, revenue driven by our mobile app for the Americas and EMEAA regions has been at 30% higher levels than 2019.

4.
Care for our people, communities and planet
Central to our priority to care for our people, communities and planet, and our purpose of True Hospitality for Good, is our 2030 Journey to Tomorrow plan, which launched in 2021 with a series of ambitious commitments.

People
Creating a culture where everyone feels valued and able to thrive is a vital part of our ability to attract, develop and retain a more diverse range of talent with different experiences and backgrounds. We are making investments in multiple areas to achieve this:

●
Over the next three years we are investing significantly to enhance the capabilities of our core HR platforms and technology, to deliver a more seamless user experience and the right data and insights needed to drive performance. A new flagship learning and development offering is also being developed across the business to support talent.

●
We continue to make progress on our commitment to increase ethnic minority leadership representation at a corporate level, notably US ethnic minority leadership where we have committed to doubling representation between 2020 and 2025 (was 13%, now 20%, with a goal of 26% in 2025). Conscious inclusion training is being extended to frontline hotel employees and we are also piloting new inclusive hiring practices in different markets.

●
As one of many programmes to diversify representation in leadership roles, more than 100 colleagues have so far graduated from our RISE programme to increase the number of women in General Manager and other senior positions in our managed hotels.

Communities
IHG is proud to be at the heart of thousands of communities around the world, as we strive to make a difference every day by delivering our purpose of True Hospitality for Good.

●
The IHG Skills Academy, a free virtual learning platform, is being translated into more languages to broaden the global reach of our IHG Academy programme and continue to break down barriers to education and training.

●
In response to the war in Ukraine and the humanitarian crisis it has caused, IHG made significant donations to our humanitarian charity partners, and has committed to work with our hotel owners in other countries to shelter and recruit refugees. We have a dedicated Refugees Careers Site at careers.ihg.com/Ukraine-support.

Planet
As part of our Journey to Tomorrow commitments, our 2030 science-based target is to reduce scope 1, 2 and 3 greenhouse gas emissions by 46%.

●
New training has been rolled out for our Hotel Energy Reduction Opportunities (HERO) tool, which gives owners bespoke sustainability recommendations, costs and savings based upon their hotel’s individual data and characteristics.

●
We continue to roll-out automated data collection across our business to make it easier for our hotels to understand and measure their environmental impacts, identify areas for reduction and track progress.

●	An energy metric has been introduced for all hotels as part of our strategy to decarbonise the existing estate, as well as adding further measures to our brand standards to conserve energy and water.
●
As part of our commitments to tackle waste, we recently announced a global collaboration with Unilever to replace bathroom miniatures with bulk amenities for 4,000 more hotels. The initiative is expected to save at least 850 tonnes of plastic annually in the Americas region alone and provide hotels with savings of 10-30% versus current costs.

Capital allocation: resumption of interim dividend at 10% increased level and $500m share buyback

IHG’s asset-light business model is highly cash generative through the cycle and enables us to invest in our brands and strengthen our enterprise. We have a disciplined approach to capital allocation which ensures that the business is appropriately invested in, whilst looking to maintain an efficient and conservative balance sheet.

The Board’s perspectives on the uses of cash generated by the business are unchanged: ensuring the business is appropriately invested in to optimise growth that drives long-term shareholder value creation, funding a sustainably growing dividend, and then returning surplus capital to shareholders, whilst targeting our leverage ratio within a range of 2.5-3.0x net debt:adjusted EBITDA to maintain an investment grade credit rating. IHG’s capital allocation approach delivered a strong track record of returning $13.6bn to shareholders since demerger in 2003 through to 2019, $2.4bn through ordinary dividends and $11.2bn via additional returns.

In February, we announced the results for 2021 showing that trading had improved significantly, leading to profitability rebounding, accompanied by strong cash flow and a reduction in net debt. This resulted in our net debt:adjusted EBITDA ratio returning to 3.0x at 31 December 2021. As a consequence, a final dividend of 85.9¢ in respect of 2021 was proposed by the Board and subsequently paid in May 2022, resulting in a cash outflow of $154m. This dividend was equivalent to the final payment in respect of 2019 that was withdrawn in 2020 in response to the onset of Covid.

With the further improvement in profitability and reduction in net debt in the first half of 2022, our net debt:adjusted EBITDA ratio reduced to 2.1x at 30 June 2022. The Board is therefore recommending an interim dividend of 43.9¢, which represents growth of 10% on the 39.9¢ interim dividend paid in 2019 (no interim dividend was paid in respect of 2020 or 2021). The ex-dividend date is Thursday 1 September 2022 and the Record date is Friday 2 September 2022. The dividend will be paid on Thursday 6 October 2022, resulting in a cash outflow of around $80m. This will result in total dividends paid to shareholders in 2022 amounting to approximately $235m.

Furthermore, the Board has reviewed the opportunity to return surplus capital to shareholders. As a result, an additional $500m is expected to be returned through a share buyback programme that will commence immediately and end no later than 31 January 2023. This initial additional return is considered appropriate in the current environment, maintaining our disciplined approach to investing in the business to drive future growth, which in 2022 includes significant increases in capital expenditure as well as substantial operating cost investment to deliver our strategic priorities.

It is expected that substantial additional capacity will be generated in the coming years to enable continued investment to drive growth, the funding of a sustainably growing ordinary dividend, and further surplus capital to be returned to shareholders. The Board will continue to actively assess these opportunities as the trading environment further evolves.

Summary of financial performance
INCOME STATEMENT SUMMARY
	6 months ended 30 June

	2022	2021	%
	$m	$m	change
Revenue
Americas	471	325	44.9
EMEAA	239	84	184.5
Greater China	36	59	(39.0)
Central	94	97	(3.1)
	____	____	____
Revenue from reportable segmentsa	840	565	48.7

System Fund revenues	554	378	46.6
Reimbursement of costs	400	236	69.5
	_____	_____	_____
Total revenue	1,794	1,179	52.2
	_____	_____	_____
Operating profit
Americas	351	224	56.7
EMEAA	59	(27)	NMb
Greater China	5	31	(83.9)
Central	(38)	(40)	(5.0)
	_____	____	_____
Operating profit from reportable segmentsa	377	188	100.5
Analysed as:
Fee Business excluding central	410	264	55.3
Owned, leased and managed lease	5	(36)	NMb
Central	(38)	(40)	(5.0)

System Fund result	3	(46)	NMb
	____	____	____
Operating profit before exceptional items	380	142	167.6
Operating exceptional items	(19)	(4)	375.0
	____	____	____
Operating profit	361	138	161.6

Net financial expenses	(69)	(72)	(4.2)
Analysed as:
Adjusted interest expensea	(64)	(72)	(11.1)
System Fund interest	3	-	NMb
Foreign exchange losses	(8)	-	NMb

Fair value gains on contingent purchase consideration	7	1	600.0
	____	____	____
Profit before tax	299	67	346.3

Tax	(83)	(19)	336.8
Analysed as;
Tax before exceptional items and System Funda	(88)	(42)	109.5
Tax on exceptional items and exceptional tax	5	23	(78.3)
	____	____	____
Profit for the period	216	48	350.0

Adjusted earningsc	224	74	202.7

Basic weighted average number of ordinary shares (millions)	184	183	0.5
	____	____	____
Earnings per ordinary share
Basic	117.4¢	26.2¢	348.1
Adjusteda	121.7¢	40.4¢	201.2

Dividend per share	43.9¢	-	NMb

Average US dollar to sterling exchange rate	$1: £0.77	$1: £0.72	6.9

a
Definitions for non-GAAP measures can be found in the Use of key performance measures and non-GAAP measures section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
b Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
c Adjusted earnings as used within adjusted earnings per share, a non-GAAP measure.

Revenue
Trading improved significantly over the first half of 2022, with Group comparable RevPARa at the end of the first half reaching near pre-pandemic levels. Through the first half, trading conditions improved as government-mandated restrictions eased across many markets. Strong trading in Americas was predominantly driven by leisure demand in the US, supported by improving corporate and group bookings. Trading in the EMEAA region also saw strong sequential improvement whilst Greater China was impacted by localised travel restrictions for much of the first half.

Group comparable RevPARa improved 60.8% in the first quarter, then grew 43.9% in the second quarter and 50.7% in the half. When compared to the pre-pandemic levels of 2019, Group comparable RevPARa declined 17.7% in the first quarter, 4.5% in the second quarter and 10.5% in the half.

Our other key driver of revenue, net system size, decreased by 0.2% year-on-year to 882.9k rooms, impacted by 21.1k Holiday Inn and Crowne Plaza removals in H2 2021 related to last year’s review of the estates of these two brands and by 6.5k of removals relating to Russia in H1 2022. Adjusting for these, net system size increased 3.0%.

During the six months ended 30 June 2022, total revenue increased by $615m (52%) to $1,794m, including a $164m increase in cost reimbursement revenue. Revenue from reportable segmentsb increased by $275m (49%) to $840m, driven by the improved trading conditions. Underlying revenueb increased by $287m to $833m, with underlying fee revenueb increasing by $162m. Owned, leased and managed lease revenue increased by $116m.

Operating profit and margin
Operating profit improved by $223m from $138m to $361m, including a $15m increase in charges from operating exceptional items and a $49m improvement in the System Fund result, from a $46m deficit to a $3m surplus.

Operating profit from reportable segmentsb increased by $189m (101%) to $377m, driven by improvement in trading conditions. Underlying operating profitb increased $175m to $368m.

Fee marginb increased by 11.8 percentage points to 55.9%, benefitting from the improvement in trading and focussed cost management.

The impact of the movement in average USD exchange rates for the first half of 2021 compared to the first half of 2022 netted to a $3m gain on operating profit from reportable segmentsb.

If the average exchange rate during July 2022 had existed throughout the first half of 2022, the 2022 operating profit from reportable segments would have been $4m higher.

System Fund
The Group operates a System Fund to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, reservations, and the Group’s loyalty programme, IHG One Rewards. The System Fund also benefits from proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to generate a profit or loss for IHG over the longer term, although an in-year surplus or deficit can arise, but is managed for the benefit of hotels in the IHG System with the objective of driving revenues for the hotels.

In the six months to 30 June 2022, System Fund revenues increased $176m (46%) to $554m, primarily driven by the recovery in travel demand yielding higher assessment revenues.

The System Fund result improved from a $46m deficit to a $3m surplus, primarily due to the rebound in travel demand and associated assessment income, partially offset by increased investments in consumer marketing, loyalty and direct channels.

Reimbursement of costs
Cost reimbursement revenue represents reimbursements of expenses incurred on behalf of managed and franchised properties and relates, predominantly, to payroll costs at managed properties where we are the employer. As we record cost reimbursements based upon costs incurred with no added mark up, this revenue and related expenses have no impact on either our operating profit or net profit for the year.

In the six months to 30 June 2022, reimbursable revenue increased by $164m (70%) to $400m. The increase reflects the overall recovery in US trading conditions.

a
Comparable RevPAR includes the impact of hotels temporarily closed as a result of Covid-19.
b
Definitions for non-GAAP measures can be found in the Use of key performance measures and non-GAAP measures section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Operating exceptional items
Operating exceptional items totalled $19m and comprises the costs of ceasing operations in Russia and the impairment of contract assets relating to managed and franchised hotels in Russia. Further information on exceptional items can be found in note 5 to the Interim Financial Statements.

Net financial expenses
Net financial expenses decreased by $3m to $69m. Adjusted interesta, which excludes exceptional finance expenses, and adds back interest relating to the System Fund, reduced by $8m compared to 2021, driven by favourable translation of sterling bond interest expense.

Fair value gains on contingent purchase consideration
Contingent purchase consideration arose on the acquisition of Regent. The net gain of $7m (2021: $1m) relates to a favourable movement in the bond rates used in the valuation. The total contingent purchase consideration liability at 30 June 2022 is $66m (31 December 2021: $73m).

Taxation
The interim effective rate of tax on profit, before exceptional items and System Fund, was 28% (2021: 36%). This lower effective tax rate (‘ETR’) is a result of the continued recovery of the business, in particular, changes to the Group’s profit mix and a lesser impact of fixed items of tax within the ETR (due to the higher profit base). Taxation within exceptional items totalled a credit of $5m (2021: $23m) and predominantly relates to the tax reliefs on the costs of ceasing business in Russia. Further information on tax within exceptional items can be found in note 5 to the Interim Financial Statements. Net tax paid totalled $124m (2021: $47m). Further information on tax can be found in note 6 to the Interim Financial Statements.

Earnings per share
The Group’s basic earnings per ordinary share is 117.4¢ (2021: 26.2¢). Adjusted earnings per ordinary sharea increased by 81.3¢ to 121.7¢.

Dividends and shareholder returns
With the further improvement in profitability and reduction in net debt in the first half of 2022, our net debt:adjusted EBITDA ratio reduced to 2.1x at 30 June 2022. The Board is therefore recommending an interim dividend of 43.9¢, which represents growth of 10% on the 39.9¢ interim dividend paid in 2019 (no interim dividend was paid in respect of 2020 or 2021).

The ex-dividend date is Thursday 1 September 2022 and the Record date is Friday 2 September 2022. The corresponding dividend amount in Pence Sterling per ordinary share will be announced on 15 September 2022, calculated based on the average of the market exchange rates for the three working days commencing 12 September 2022. The dividend will be paid on Thursday 6 October, resulting in a cash outflow of around $80m. This will result in total dividends paid to shareholders in 2022 amounting to approximately $235m.

In addition to the interim dividend, in line with its strategy to return surplus capital to shareholders, in August 2022 the Board also approved a $500m share buyback programme that will commence on 9 August and end no later than 31 January 2023.

a
Definitions for non-GAAP measures can be found in the Use of key performance measures and non-GAAP measures section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Summary of cash flow, working capital, net debt and liquidity

Adjusted EBITDA reconciliation	6 months ended 30 June
	2022	2021
	$m	$m Restateda

Cash flow from operations	336	259
Cash flows relating to exceptional items	15	12
Impairment loss on financial assets	(5)	(8)
Other non-cash adjustments to operating profit/loss	(34)	(35)
System Fund result	(3)	46
System Fund depreciation and amortisation	(42)	(41)
Other non-cash adjustments to System Fund result	(13)	(10)
Working capital and other adjustments	124	(6)
Capital expenditure: contract acquisition costs (key money)	35	16
	________	________
Adjusted EBITDA	413	233
	____	____

CASH FLOW SUMMARY	6 months ended 30 June
	2022	2021	$m
	$m	$m	change

Adjusted EBITDAb	413	233	180

Working capital and other adjustments	(124)	6
Impairment loss on financial assets	5	8
Other non-cash adjustments to operating profit/loss	34	35
System Fund result	3	(46)
Non-cash adjustments to System Fund result	55	51
Capital expenditure: contract acquisition costs (key money) net of repayments	(35)	(16)
Capital expenditure: maintenance	(15)	(9)
Cash flows relating to exceptional items	(15)	(12)
Net interest paid	(37)	(39)
Tax paid	(124)	(47)
Principal element of lease payments	(18)	(17)
	____	____	____
Adjusted free cash flowb	142	147	(5)

Capital expenditure: gross recyclable investments	(1)	(9)
Capital expenditure: gross System Fund capital investments	(18)	(7)
Deferred purchase consideration paid	-	(13)
Disposals and repayments, including other financial assets	7	1
Dividends paid to shareholders	(154)	-
	____	____	____
Net cash flow before other net debt movements	(24)	119	(143)

Add back principal element of lease repayments within adjusted free cash flow	18	17
Exchange and other non-cash adjustments	169	(65)
	____	____	____
Decrease in net debtb	163	71	92

Net debt at beginning of the period	(1,881)	(2,529)
	______	______	____
Net debt at end of the period	(1,718)	(2,458)	740
	______	______	____
a The definition and reconciliation of Adjusted EBITDA has been amended to reconcile to the nearest GAAP measure, cash flow from operations, reflecting the fact Adjusted EBITDA is primarily used by the Group as a liquidity measure. The value of Adjusted EBITDA is unchanged from 2021.
b Definitions for non-GAAP measures can be found in the ‘Use of key performance measures and non-GAAP measures’ section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Cash flow from operations
Cash flow from operations was $336m for the six months ended 30 June 2022, an increase of $77m on the previous year, primarily reflecting the increase in operating profit, offset by negative working capital movements (see below).
Cash flow from operations is the principal source of cash used to fund the ongoing operating expenses, interest payments, maintenance capital expenditure and normal dividend payments of the Group.

Cash from investing activities
Net cash outflows from investing activities decreased by $10m to $27m, largely due to the non-recurrence of deferred consideration paid in H1 2021 of $13m in relation to the acquisition of the Regent brand. There was an overall increase in purchases of property, plant and equipment and intangible assets of $17m, partially offset by reduced investment in other financial assets of $9m. The Group had committed contractual capital expenditure of $26m at 30 June 2022 (31 December 2021: $17m).

Cash used in financing activities
Net cash outflows from financing activities totalled $172m (2021: $845m) primarily comprising payment of ordinary dividends of $154m. There were no debt repayments in H1 2022 (H1 2021: repayment of the £600m commercial paper under the UK Covid Corporate Financing Facility (CCFF)).

Adjusted free cash flow
Adjusted free cash flowa was an inflow of $142m, a reduction of $5m on the six months to June 2021, reflecting an improvement in operating profit from reportable segmentsa and system fund result, offset by related tax payments and net working capital outflows. Exceptional cash costs of $15m increased by $3m and include the cost of ceasing operations in Russia.

Working capital
Trade and other receivables increased by $117m, from $574m at 31 December 2021 to $691m, primarily due to the significant increase in RevPAR in the second quarter of 2022 compared to the fourth quarter of 2021. Trade and other payables reduced by $66m primarily driven by payment of the 2021 bonus. The cash inflow related to deferred revenue was $65m driven by an increase in the future redeemable points balance related to the loyalty programme.

Net and gross capital expenditure
Net capital expenditurea was $22m (2021: $1m) and gross capital expenditure was $72m (2021: $42m). Gross capital expenditure comprised: $53m maintenance capex and key money; $1m gross recyclable investments; and $18m System Fund capital investments. Net capital expenditure includes the offset from $4m proceeds from other financial assets, $3m net disposal proceeds, $3m key money repayments and $40m System Fund depreciation and amortisationb.

Net debt
At 30 June 2022, net debta was $1,718m (31 December 2021: $1,881m), after favourable foreign exchange of $227m driven by translation of the Group’s sterling bond debt, offset by $58m of other non-cash adjustments.

Sources of liquidity
As at 30 June 2022, the Group had total liquidity of $2,613m (31 December 2021: $2,655m), comprising $1,350m of undrawn bank facilities and $1,263m of cash and cash equivalents (net of overdrafts and restricted cash). The change in total liquidity from December 2021 is due to the decrease in cash and cash equivalents, net of overdrafts, of $24m and unfavourable foreign exchange movement on cash of $70m, offset by the change in restricted cash balances of $52mc.

The Group currently has $2,550m of sterling and euro bonds outstanding. The current bonds mature in November 2022 (£173m), October 2024 (€500m), August 2025 (£300m), August 2026 (£350m), May 2027 (€500m) and October 2028 (£400m). There are currency swaps in place on both the euro bonds, fixing the October 2024 bond at £454m and the May 2027 bond at £436m.

The Group currently has a senior unsecured long-term credit rating of BBB- from Standard and Poor’s.

a.
Definitions for non-GAAP measures can be found in the Use of key performance measures and non-GAAP measures section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
b.
Excluding $2m depreciation of right-of-use assets.
c.
See note 10 within the Interim Financial Statements for further details.

In April, IHG entered into a new $1.35bn syndicated bank revolving credit facility (RCF). The previous $1.275bn syndicated facility and $75m bilateral facility have been cancelled. The covenant amendments to the previous facilities announced in December 2020, which included a relaxation of covenants for June 2022 and December 2022 and the $400m minimum liquidity covenant, are no longer in effect. The new five-year RCF matures in April 2027. Two one-year extension options are at the lenders’ discretion. There are two financial covenants: interest cover and leverage ratio. Covenants are tested at half year and full year on a trailing 12-month basis. The interest cover covenant requires a ratio of Covenant EBITDA to Covenant interest payable above 3.5:1 and the leverage ratio requires Covenant net debt to Covenant EBITDA below 4.0:1. These covenants now include the impact of IFRS 16, Leases, which was previously excluded due to ‘frozen GAAP’ treatment in the previous agreement. The new facility uses alternative reference rates instead of LIBOR.

At 30 June 2022 the leverage ratio was 2.16x and the interest cover ratio was 6.11x. See note 10 in the Interim Financial Statements for further information. The facility was undrawn at 30 June 2022.

The Group is in compliance with all of the applicable financial covenants in its loan documents, none of which are expected to present a material restriction on funding in the near future.

In the Group’s opinion, the available facilities are sufficient for the Group’s present liquidity requirements. However, the Group continues to assess its liquidity position and financing options and will take further actions as necessary.

The Group had net liabilities of $1,175m at 30 June 2022 ($1,474m at 31 December 2021).

Additional revenue, global system size and pipeline analysis

Total gross revenue
Total gross revenuea provides a measure of the overall strength of the Group’s brands. It comprises total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels and excludes revenue from the System Fund and reimbursement of costs. Other than owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as it is derived from hotels owned by third parties.

6 months ended 30 June

	2022	2021	%
	$bn	$bn	changeb
Analysed by brand

InterContinental	1.7	1.0	65.6
Kimpton	0.6	0.3	116.9
Hotel Indigo	0.3	0.2	92.8
Crowne Plaza	1.3	1.0	35.8
Holiday Inn	2.4	1.6	46.7
Holiday Inn Express	3.8	2.7	40.4
Staybridge Suites	0.6	0.4	35.7
Candlewood Suites	0.4	0.3	20.3
Other	0.6	0.4	50.0
	____	____	____
Total	11.7	7.9	48.0
	____	____	____

Analysed by ownership type
Fee business	11.5	7.8	46.9
Owned, leased and managed lease	0.2	0.1	189.1
	____	____	____
Total	11.7	7.9	48.0
	____	____	____

  Total gross revenue in IHG’s system increased by 48% (50% increase at constant currency) to $11.7bn, driven by the improvement in trading conditions in many markets.

a.
Definitions for the key performance measures can be found in the Use of key performance measures and non-GAAP measures section.
b.
Year-on-year percentage movement calculated from source figures.

RevPARa movement summary

	Half Year 2022 vs 2021			Half Year 2022 vs 2019
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	50.7%	24.4%	10.1%pts	(10.5)%	3.9%	(9.5)%pts
Americas	45.2%	22.1%	10.2%pts	(1.6)%	5.6%	(4.7)%pts
EMEAA	138.4%	35.3%	24.2%pts	(20.9)%	1.0%	(15.7)%pts
G. China	(27.2)%	(4.3)%	(11.9)%pts	(45.9)%	(17.9)%	(20.1)%pts

	Q2 2022 vs 2021			Q2 2022 vs 2019
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	43.9%	23.5%	9.0%pts	(4.5)%	7.4%	(8.1)%pts
Americas	37.0%	20.2%	8.5%pts	3.5%	9.0%	(3.7)%pts
EMEAA	146.8%	35.8%	28.8%pts	(10.3)%	4.0%	(10.4)%pts
G. China	(39.5)%	(8.9)%	(19.8)%pts	(48.9)%	(18.7)%	(23.5)%pts

RevPARa movement at constant exchange rates (CER) vs. actual exchange rates (AER)

	Half Year 2022 vs 2021			Half Year 2022 vs 2019
	CER	AER	Difference	CER	AER	Difference
Group	50.7%	48.6%	2.1%pts	(10.5)%	(11.2)%	0.7%pts
Americas	45.2%	45.1%	0.1%pts	(1.6)%	(1.9)%	0.3%pts
EMEAA	138.4%	121.7%	16.7%pts	(20.9)%	(23.7)%	2.9%pts
G. China	(27.2)%	(27.4)%	0.2%pts	(45.9)%	(43.6)%	(2.3)%pts

	Q2 2022 vs 2021			Q2 2022 vs 2019
	CER	AER	Difference	CER	AER	Difference
Group	43.9%	41.0%	2.9%pts	(4.5)%	(5.6)%	1.1%pts
Americas	37.0%	36.8%	0.2%pts	3.5%	3.2%	0.3%pts
EMEAA	146.8%	124.9%	21.9%pts	(10.3)%	(14.9)%	4.6%pts
G. China	(39.5)%	(40.9)%	1.4%pts	(48.9)%	(47.4)%	(1.5)%pts

Monthly RevPARa (CER)

2022 vs 2021	Jan	Feb	Mar	Apr	May	Jun
Group	54.8%	72.3%	56.9%	50.1%	43.8%	39.2%
Americas	53.7%	65.1%	55.7%	48.1%	37.6%	28.0%
EMEAA	92.7%	122.7%	146.1%	165.1%	156.3%	126.0%
G. China	5.6%	36.9%	(39.8)%	(51.5)%	(45.6)%	(17.7)%

2022 vs 2019	Jan	Feb	Mar	Apr	May	Jun
Group	(24.4)%	(18.1)%	(12.1)%	(7.9)%	(5.4)%	(0.6)%
Americas	(14.2)%	(8.2)%	(2.6)%	2.9%	2.0%	5.5%
EMEAA	(41.9)%	(36.6)%	(22.5)%	(17.2)%	(8.3)%	(6.0)%
G. China	(38.4)%	(31.7)%	(53.1)%	(58.6)%	(51.6)%	(35.5)%

2021 vs 2019	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Group	(52.5)%	(53.8)%	(46.6)%	(41.4)%	(37.1)%	(31.0)%	(18.4)%	(23.0)%	(21.5)%	(19.2)%	(19.1)%	(12.1)%
Americas	(45.1)%	(45.4)%	(39.4)%	(32.3)%	(27.8)%	(19.7)%	(7.3)%	(12.1)%	(10.6)%	(10.5)%	(7.4)%	0.4%
EMEAA	(71.1)%	(72.7)%	(70.6)%	(70.1)%	(65.8)%	(59.4)%	(48.2)%	(38.2)%	(42.8)%	(36.3)%	(33.2)%	(30.2)%
G. China	(41.5)%	(51.1)%	(23.2)%	(14.9)%	(12.0)%	(21.5)%	(6.4)%	(55.2)%	(25.9)%	(24.6)%	(46.3)%	(28.1)%

2020 vs 2019	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Group	(1.5)%	(10.8)%	(55.1)%	(81.9)%	(75.6)%	(67.4)%	(58.1)%	(51.0)%	(50.9)%	(51.9)%	(55.3)%	(52.4)%
Americas	0.2%	(0.9)%	(49.0)%	(80.1)%	(72.5)%	(62.0)%	(54.0)%	(48.6)%	(46.4)%	(48.0)%	(51.4)%	(49.5)%
EMEAA	2.1%	(11.3)%	(62.7)%	(89.3)%	(88.5)%	(85.3)%	(74.7)%	(66.3)%	(69.9)%	(70.5)%	(72.4)%	(68.6)%
G. China	(24.6)%	(89.3)%	(81.4)%	(71.2)%	(57.1)%	(48.6)%	(35.9)%	(20.2)%	(11.0)%	(16.9)%	(22.5)%	(15.1)%

a.
RevPAR is presented on a comparable basis, comprising groupings of hotels that have traded in all months in both years being compared. Comparable hotel groupings will be different for comparisons between 2022 vs 2021, 2022 vs 2019, 2021 vs 2019 and 2020 vs 2019. See Use of key performance measures and non-GAAP measures section for further information on the definition of RevPAR.

	Hotels		Rooms

Global hotel and room count		Change over		Change over
	2022	2021	2022	2021
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	21	-	1,439	27
Regent	8	1	2,532	342
InterContinental	205	1	69,525	123
Vignette Collection	2	1	539	393
Kimpton	75	-	13,304	21
Hotel Indigo	134	4	17,056	713
voco	40	9	9,447	2,002
HUALUXE	18	2	5,147	544
Crowne Plaza	402	(2)	110,317	(861)
EVEN Hotels	22	1	3,180	186
Holiday Inna	1,206	(12)	220,860	(3,824)
Holiday Inn Express	3,044	28	320,970	3,641
avid hotels	53	5	4,771	491
Atwell Suites	2	2	186	186
Staybridge Suites	314	(1)	33,924	(382)
Candlewood Suites	363	2	32,222	197
Otherb	119	(4)	37,478	(1,229)
	_____	____	_______	______
Total	6,028	37	882,897	2,570
	_____	____	_______	______
Analysed by ownership type
Franchised	5,078	45	630,895	4,780
Managed	931	(8)	247,381	(2,210)
Owned, leased and managed lease	19	-	4,621	-
	_____	____	_______	______
Total	6,028	37	882,897	2,570
	_____	____	_______	______

a.
Includes 28 Holiday Inn Club Vacations properties (8,822 rooms) (2021: 28 Holiday Inn Club Vacations properties (8,679 rooms)).
b.
Includes three open hotels that will be re-branded to voco.

	Hotels		Rooms

Global Pipeline		Change over		Change over
	2022	2021	2022	2021
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	35	2	2,532	108
Regent	8	-	1,806	(132)
InterContinental	83	4	20,859	1,180
Vignette Collection	1	1	40	40
Kimpton	40	5	7,952	1,100
Hotel Indigo	120	6	19,403	951
voco	34	(4)	9,360	(730)
HUALUXE	21	(2)	5,506	(539)
Crowne Plaza	114	18	29,448	4,187
EVEN Hotels	28	(1)	4,776	(131)
Holiday Inn	245	1	47,234	(844)
Holiday Inn Express	650	5	82,079	(947)
avid hotels	157	(7)	13,601	(894)
Atwell Suites	23	-	2,268	(7)
Staybridge Suites	164	8	18,140	1,297
Candlewood Suites	111	18	9,213	1,448
Othera	24	7	4,058	1,228
	_____	____	_______	_____
Total	1,858	61	278,275	7,315
	_____	____	_______	_____
Analysed by ownership type
Franchised	1,328	38	162,276	4,444
Managed	529	23	115,844	2,871
Owned, leased and managed lease	1	-	155	-
	_____	____	_______	_____
Total	1,858	61	278,275	7,315
	_____	____	_______	_____

a.
Includes three voco pipeline hotels and five Vignette Collection pipeline hotels.

Regional performance reviews, system size and pipeline analysis

AMERICAS	6 months ended 30 June
Americas Results
	2022	2021	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	413	296	39.5
Owned, leased and managed lease	58	29	100.0
	____	____	____
Total	471	325	44.9
	____	____	____
Operating profit from the reportable segmenta
Fee business	342	236	44.9
Owned, leased and managed lease	9	(12)	NMc
	____	____	____
	351	224	56.7
Operating exceptional items	-	(4)	NMc
	____	____	____
Operating profit	351	220	59.5
	____	_____	_______

Americas Comparable RevPARb movement on previous year	6 months ended 30 June 2022
Fee business
InterContinental	162.3%
Kimpton	101.0%
Hotel Indigo	62.8%
Crowne Plaza	83.2%
EVEN Hotels	108.9%
Holiday Inn	50.0%
Holiday Inn Express	34.2%
Staybridge Suites	29.1%
Candlewood Suites	20.1%
All brands	44.9%
Owned, leased and managed lease
All brands	119.5%

H1 Comparable RevPARb was up +45% vs 2021 (down (1.6)% vs 2019). Trading in January was challenging given the initial impacts on travel volumes as a result of the Omicron variant of Covid-19; sequential improvements in RevPARb resumed in February. Leisure demand continued to be strongest, with business demand strengthening as the period went on with more corporate bookings and group activity and events returning. Q2 RevPARb was up +37% vs 2021 (up +3.5% vs 2019) with occupancy of 70%; occupancy was four percentage points lower than 2019, which was more than offset by rate 9% higher than 2019 levels. US Q2 RevPARb was up +3.9% vs 2019 with occupancy four percentage points lower and rate 9% higher than 2019 levels. As the recovery has broadened, the range of performance has narrowed. Across our US franchised estate, which is weighted to domestic demand in upper midscale hotels, Q2 RevPARb increased by +5% vs 2019. The US managed estate, weighted to upscale and luxury hotels in urban locations, declined by (2)% vs 2019.

Revenue from the reportable segmenta in H1 increased by $146m (+45%) to $471m (a decrease of $49m or 9% vs 2019). Operating profit increased by $131m to $351m, driven by the increase in revenue. Operating profit from the reportable segmenta increased by $127m (+57%) to $351m (an increase of $7m or 2% vs 2019). There were $7m of incentive management fees recorded for the period (2021: $4m; 2019: $7m).

Fee business revenuea increased by $117m (+40%) to $413m. Fee business operating profita increased by $106m (+45%) to $342m, driven by the improvement in trading. Also benefiting from the prior delivery of sustainable fee business cost savings, H1 fee margina increased to 82.8%, compared to 79.7% in 2021 and 77.3% in 2019. Operating profit from the reportable segment included $2m of ongoing support received in the form of tax credits which relate to the Group’s corporate office presence in certain locations, down from $5m benefit in the comparable period.

Owned, leased and managed lease revenue increased by $29m to $58m, with comparable RevPARb up 120% (down 23% vs 2019) leading to an owned, leased and managed leased operating profit of $9m compared to a $12m loss in the comparable period. Excluding the results of three owned EVEN hotels which were disposed and retained under franchise contracts in November 2021, revenue increased by $34m and operating profit improved by $17m.

a.
Definitions for non-GAAP measures can be found in the Use of key performance measures and non-GAAP measures section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
b.
Comparable RevPAR and occupancy include the impact of hotels temporarily closed as a result of Covid-19.
c.
Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

	Hotels		Rooms

Americas hotel and room count		Change over		Change over
	2022	2021	2022	2021
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	1	-	20	-
InterContinental	43	-	15,652	1
Kimpton	63	(1)	10,857	(151)
Hotel Indigo	70	4	9,282	537
voco	5	-	469	-
Crowne Plaza	112	-	28,035	105
EVEN Hotels	19	-	2,743	-
Holiday Inna	716	-	120,911	61
Holiday Inn Express	2,451	15	222,944	1,217
avid hotels	53	5	4,771	491
Atwell Suites	2	2	186	186
Staybridge Suites	296	-	30,992	(105)
Candlewood Suites	363	2	32,222	197
Otherb	99	(2)	22,104	(440)
	_____	____	_______	______
Total	4,293	25	501,188	2,099
	_____	____	_______	______
Analysed by ownership type
Franchised	4,118	31	463,430	3,173
Managed	172	(6)	36,431	(1,074)
Owned, leased and managed lease	3	-	1,327	-
	_____	____	_______	______
Total	4,293	25	501,188	2,099
	_____	____	_______	______

a.
Includes 28 Holiday Inn Club Vacations properties (8,822 rooms) (2021: 28 Holiday Inn Club Vacations properties (8,679 rooms)).
b.
Includes two open hotels that will be re-branded to voco.

	Hotels		Rooms

Americas Pipeline		Change over		Change over
	2022	2021	2022	2021
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	5	(1)	338	(133)
InterContinental	9	-	2.252	-
Kimpton	23	4	4,300	869
Hotel Indigo	28	(1)	4.009	(61)
voco	4	(1)	920	(125)
Crowne Plaza	8	-	1,644	1
EVEN Hotels	10	-	1,161	(5)
Holiday Inn	73	(1)	9,444	(24)
Holiday Inn Express	352	14	34,336	1,635
avid hotels	157	(7)	13,601	(894)
Atwell Suites	23	-	2,268	(7)
Staybridge Suites	143	6	14,910	860
Candlewood Suites	111	18	9,213	1,448
Othera	13	2	2,005	234
	____	____	______	______
Total	959	33	100,401	3,798
	____	____	______	______
Analysed by ownership type
Franchised	922	33	94,367	3,635
Managed	37	-	6,034	163
	____	____	______	______
Total	959	33	100,401	3,798
	____	____	______	______
a.
Includes one pipeline hotel that will be re-branded to voco.

Gross system size growth was +2.3% year-on-year. We opened 4.3k rooms (42 hotels) during the first half, including 25 hotels across the Holiday Inn Brand Family. There were five avid hotels opened, including Fort Lauderdale Airport, and four Hotel Indigo properties. The first two Atwell Suites properties opened in Miami and Denver. There were 2.2k rooms (17 hotels) removed in the first half.

Net system size declined (1.8)% year-on-year; on an adjusted basis (for the Holiday Inn and Crowne Plaza removals that occurred in the second half of 2021, driven by last year’s review of the estates of these two brands), net system size growth was +0.6%.

There were 11.5k rooms (108 hotels) signed during the first half (including 3.7k (35 hotels) during Q2). There were 45 hotel signings across the Holiday Inn Brand Family and 38 across Staybridge Suites and Candlewood Suites. Other notable signings included a strong period for Kimpton with four signings, nine further avid hotels and four further Atwell Suites.

The pipeline stands at 100.4k rooms (959 hotels), which represents 20% of the current system size in the region.

  EMEAA
	6 months ended 30 June
EMEAA results
	2022	2021	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	121	53	128.3
Owned, leased and managed lease	118	31	280.6
	____	____	____
Total	239	84	184.5
	____	____	____
Operating profit/(loss) from the reportable segmenta
Fee business	63	(3)	NMc
Owned, leased and managed lease	(4)	(24)	(83.3)
	____	____	____
	59	(27)	NMc
Operating exceptional items	(19)	-	NMc
	____	____	_____
Operating profit/(loss)	40	(27)	NMc
	____	____	_____

EMEAA comparable RevPARb movement on previous year	6 months ended 30 June 2022

Fee business
Six Senses	161.6%
Regent	39.9%
InterContinental	115.8%
Kimpton	334.5%
Hotel Indigo	375.6%
voco	95.4%
Crowne Plaza	120.7%
Holiday Inn	143.5%
Holiday Inn Express	157.6%
Staybridge Suites	53.9%
All brands	135.1%

Owned, leased and managed lease
All brands	422.6%

H1 Comparable RevPARb was up +138% vs 2021 (down (20.9)% vs 2019). The industry faced some renewed challenges to travel volumes at the start of the year from the Omicron variant of Covid-19. However, from February and over subsequent months, easing of previous restrictions on international travel contributed to strong sequential improvements in RevPAR. Leisure stays and transient business were the strongest categories, with corporate bookings and group activity picking up in their pace of recovery as the period went on. Q2 RevPARb was up +147% vs 2021 (down (10.3)% vs 2019) with occupancy of 64%; occupancy was 10 percentage points lower relative to 2019, partially offset by rate 4% higher than 2019 levels. Variance in performance within the region continued to predominantly reflect the timing of the lifting of restrictions. The UK, which saw one of the earlier easing of restrictions, saw RevPARb down (8)% in H1 vs 2019 and down (2)% in Q2 vs 2019. Strong improvements in London trading saw Q2 RevPARb down (10)% vs 2019, rapidly closing the performance gap with the provinces which saw RevPARb up +1% vs 2019. Elsewhere, Q2 RevPARb vs 2019 was down (3)% in Australia, (6)% in Continental Europe, (8)% in the Middle East, (34)% in South East Asia & Korea and (50)% in Japan.

Revenue from the reportable segmenta in H1 increased by $155m (+185%) to $239m (a decrease of $99m or 29% vs 2019). Operating profit increased by $67m to a $40m profit, driven by the increase in revenue, partially offset by $19m of operating exceptional charges relating to ceasing all operations in Russia. Operating profit from the reportable segmenta increased by $86m to a $59m profit (a decrease of $29m vs 2019). There were $25m of incentive management fees recorded for the period (2021: $11m; 2019: $41m). Revenue and operating profit from the reportable segmenta also included the benefit of a $7m individually significant liquidated damages settlement.

Fee business revenuea increased by $68m (+128%) to $121m. Fee business operating profita increased to a $63m profit from a $3m loss in the comparable period, driven by the improvement in trading. Together with the prior delivery of sustainable fee business cost savings, H1 fee margina was 49.1%, compared to -5.7% in 2021 and 57.8% in 2019.

Owned, leased and managed lease revenue sharply increased by $87m to $118m, with comparable RevPARb up 423% (down 36% vs 2019) leading to an owned, leased and managed leased operating loss that decreased to $4m compared to a $24m loss in the comparable period. The lifting of travel restrictions, predominantly in the UK, began to ease the trading challenges on this largely urban-centred portfolio. Excluding the result of one InterContinental hotel which was disposed of in January 2022, revenue increased by $91m and operating loss decreased to $6m.

a.
Definitions for non-GAAP measures can be found in the Use of key performance measures and non-GAAP measures section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
b.
Comparable RevPAR and occupancy include the impact of hotels temporarily closed as a result of Covid-19.
c.
Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

	Hotels		Rooms

EMEAA hotel and room count		Change over		Change over
	2022	2021	2022	2021
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	19	-	1,289	19
Regent	4	1	1,113	342
InterContinental	109	1	32,667	106
Vignette Collection	2	1	539	393
Kimpton	11	1	2,318	172
Hotel Indigo	49	1	5,488	305
voco	29	8	7,758	1,876
Crowne Plaza	179	(3)	43,671	(1,157)
Holiday Inn	370	(10)	67,389	(3,435)
Holiday Inn Express	335	2	48,977	429
Staybridge Suites	18	(1)	2,932	(277)
Other	11	(2)	8,043	(789)
	_____	____	_______	______
Total	1,136	(1)	222,184	(2,016)
	_____	____	_______	______
Analysed by ownership type
Franchised	772	5	125,560	(147)
Managed	348	(6)	93,330	(1,869)
Owned, leased and managed lease	16	-	3,294	-
	_____	____	_______	______
Total	1,136	(1)	222,184	(2,016)
	_____	____	_______	______

	Hotels		Rooms

EMEAA Pipeline		Change over		Change over
	2022	2021	2022	2021
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	26	3	1,961	241
Regent	5	(1)	999	(342)
InterContinental	47	4	10,709	1,189
Vignette Collection	1	1	40	40
Kimpton	9	-	1,626	(48)
Hotel Indigo	45	1	7,068	64
voco	26	(5)	7,695	(1,058)
Crowne Plaza	44	4	11,040	579
Holiday Inn	94	(4)	18,803	(2,211)
Holiday Inn Express	96	(3)	14,855	(738)
Staybridge Suites	21	2	3,230	437
Othera	11	5	2,053	994
	____	____	______	_____
Total	425	7	80,079	(853)
	____	____	______	_____
Analysed by ownership type
Franchised	167	(8)	24,957	(2,088)
Managed	257	15	54,967	1,235
Owned, leased and managed lease	1	-	155	-
	____	____	______	_____
Total	425	7	80,079	(853)
	____	____	______	_____

a.
Includes two voco pipeline hotels and five Vignette Collection pipeline hotels.

Gross system size growth was +7.3% year-on-year. We opened 6.8k rooms (35 hotels) during the first half. There were 16 openings across the Holiday Inn Brand Family, including resort locations such as Holiday Inn Resort Ho Tram Beach (Vietnam) and Holiday Inn & Suites Sydney Bondi Junction, and urban locations such as Holiday Inn Express Auckland City Centre and at Cambridge West in the UK. There were eight voco properties opened, including Doha West Bay, Johannesburg and a flagship new-build at Melbourne Central. Other notable openings included InterContinental properties in Bali, Ras Al Khaimah and Appi Kogen Resort, Japan, and the first Vignette Collection hotel to open in Asia at Sindhorn Midtown Hotel Bangkok. There were 8.8k rooms (36 hotels) removed in the first half, of which 6.5k (28 hotels) related to our ceasing of operations in Russia.

Net system size declined (0.6)% year-on-year; on an adjusted basis (for the Holiday Inn and Crowne Plaza removals that occurred in the second half of 2021, driven by last year’s review of the estates of these two brands, and also adjusting for the removal of hotels in Russia following IHG’s announcement regarding ceasing all operations in that country), net system size growth was +5.2%.

There were 8.1k rooms (49 hotels) signed during the first half (including 5.8k (34 hotels) during Q2). This included 14 across the Holiday Inn Brand Family and a particularly strong period for the InterContinental brand with seven signings. Other notable signings included the fourth Kimpton in Thailand with Kimpton Hua Hin Resort, voco Osaka Central (the first for the brand in Japan) and a three-brand portfolio signing in Vietnam, bringing the Hotel Indigo, Crowne Plaza and Holiday Inn Express brands to Hoi An and its UNESCO world heritage site.

The pipeline stands at 80.1k rooms (425 hotels), which represents 36% of the current system size in the region.

GREATER CHINA
	6 months ended 30 June

Greater China results	2022	2021	%
	$m	$m	change

Revenue from the reportable segmenta
Fee business	36	59	(39.0)
	____	____	_____
Total	36	59	(39.0)
	____	____	_____
Operating profit from the reportable segmenta
Fee business	5	31	(83.9)
	____	____	____
Operating profit	5	31	(83.9)
	____	____	____

Greater China comparable RevPARb movement on previous year	6 months ended 30 June 2022

Fee business
Regent	(20.0)%
InterContinental	(40.3)%
Hotel Indigo	(23.8)%
HUALUXE	(28.5)%
Crowne Plaza	(23.9)%
Holiday Inn	(18.5)%
Holiday Inn Express	(21.8)%
All brands	(27.2)%

H1 Comparable RevPARb was down (27.2)% vs 2021 (down (45.9)% vs 2019). Localised travel restrictions were reimplemented following increased Covid-19 cases, which saw the industry substantially impacted. At the peak of these restrictions, around 40% of IHG’s estate was repurposed for quarantine hotels or temporarily closed. The monthly RevPARb performance bottomed in April at down (59)% vs 2019 levels, and saw sequential improvements resume in May; by June, overall RevPAR was down (36)% vs 2019. Tier 1 cities were the most severely impacted by the latest restrictions, declining (56)% in H1 vs 2019. Tier 2-4 cities, which are more weighted to domestic and leisure demand, performed better with a decline of (39)%; these cities were still significantly impacted given the larger Tier 1 cities represent much of the source markets for travellers into these locations. As many of the restrictions have now been lifted or reduced, a rapid recovery has begun. However, future intermittent lockdowns would continue to cause further trading volatility.

Revenue from the reportable segmenta in H1 decreased by $23m (39%) to $36m (a decrease of $30m or 45% vs 2019). Operating profit decreased by $26m to $5m driven by the reduction in revenue. Operating profit from the reportable segmenta decreased by $26m (84%) to $5m (a decrease of $31m vs 2019). The impact on trading of the Covid-related restrictions at our managed hotels led to $5m recognition of incentive management fees compared to $15m in 2021 (2019: $24m). H1 fee margina reduced to 13.9%, compared to 47.2% in 2021 and 54.5% in 2019.

a.
Definitions for non-GAAP measures can be found in the Use of key performance measures and non-GAAP measures section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
b.
Comparable RevPAR and occupancy include the impact of hotels temporarily closed as a result of Covid-19.

	Hotels		Rooms

Greater China hotel and room count		Change over		Change over
	2022	2021	2022	2021
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	1	-	130	8
Regent	4	-	1,419	-
InterContinental	53	-	21,206	16
Kimpton	1	-	129	-
Hotel Indigo	15	(1)	2,286	(129)
voco	6	1	1,220	126
HUALUXE	18	2	5,147	544
Crowne Plaza	111	1	38,611	191
EVEN Hotels	3	1	437	186
Holiday Inn	120	(2)	32,560	(450)
Holiday Inn Express	258	11	49,049	1,995
Othera	9	-	7,331	-
	____	____	_______	_____
Total	599	13	159,525	2,487
	____	____	_______	_____
Analysed by ownership type
Franchised	188	9	41,905	1,754
Managed	411	4	117,620	733
	____	____	_______	_____
Total	599	13	159,525	2,487
	____	____	_______	_____

a.
Includes one open hotel that will be re-branded to voco.

	Hotels		Rooms

Greater China Pipeline		Change over		Change over
	2022	2021	2022	2021
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	4	-	233	-
Regent	3	1	807	210
InterContinental	27	-	7,898	(9)
Kimpton	8	1	2.026	279
Hotel Indigo	47	6	8,326	948
voco	4	2	745	453
HUALUXE	21	(2)	5,506	(539)
Crowne Plaza	62	14	16,764	3,607
EVEN Hotels	18	(1)	3,615	(126)
Holiday Inn	78	6	18,987	1,391
Holiday Inn Express	202	(6)	32,888	(1,844)
Other	-	-	-	-
	____	____	______	_____
Total	474	21	97,795	4,370
	____	____	______	_____
Analysed by ownership type
Franchised	239	13	42,952	2,897
Managed	235	8	54,843	1,473
	____	____	______	_____
Total	474	21	97,795	4,370
	____	____	______	_____

Gross system size growth was +10.1% year-on-year. The Covid-related restrictions in the latest period have however significantly impacted the ability for new hotels to open. There were 3.8k rooms (19 hotels) added to our system during the first half, a sharp reduction from the 7.0k rooms (36 hotels) in the comparable period. Those that were able to open included Holiday Inn & Suites Sanya Yalong Bay, Hualuxe Qingdao Licang, voco Nanjing Garden Expo and EVEN Hotel Chengdu Jinniu. There were 1.3k rooms (6 hotels) removed in the first half.

Net system size growth was +5.9% year-on-year; on an adjusted basis (for the Holiday Inn and Crowne Plaza removals that occurred in the second half of 2021, driven by last year’s review of the estates of these two brands), net system size growth was +8.2%.

There were 11.1k rooms (53 hotels) signed during the first half (including 4.5k (21 hotels) during Q2). Of 30 franchise contracts signed during the first half, 13 were for Holiday Inn Express. This was a particularly strong period for Crowne Plaza, with a total of 16 signings growing its pipeline to 62 hotels. Other notable signings included: Regent Shenzhen Bay, a key market given the city’s leading economic importance; our second Kimpton property in Suzhou; Hotel Indigo and the accompanying Holiday Inn Resort at Kanas Hemu, a rapidly growing ski resort; and Hotel Indigo Shanghai Harbour City, the first example of an online signing ceremony.

The pipeline stands at 97.8k rooms (474 hotels), which represents 61% of the current system size in the region.

CENTRAL
	6 months ended 30 June

	2022	2021	%
Central results	$m	$m	change

Revenue	94	97	(3.1)
Gross costs	(132)	(137)	(3.6)
	____	____	____
Operating loss	(38)	(40)	(5.0)
	____	____	____

Central revenue, which is mainly comprised of technology fee income, decreased by $3m (3%) to $94m, driven by the impact of localised travel restrictions for much of the first half in Greater China.

Gross costs decreased by $5m (3.6%) year-on-year, due to timing of spend.

The operating loss decreased by $2m.

Use of key performance measures and non-GAAP measures

In addition to performance measures directly observable in the Financial Statements (IFRS measures), the Business Review presents certain financial measures when discussing the Group’s performance which are not measures of financial performance or liquidity under International Financial Reporting Standards (IFRS). In management’s view these measures provide investors and other stakeholders with an enhanced understanding of IHG’s operating performance, profitability, financial strength and funding requirements. These measures do not have standardised meanings under IFRS, and companies do not necessarily calculate these in the same way. As these measures exclude certain items (for example impairment and the costs of individually significant legal cases or commercial disputes) these financial measures may be materially different to the measures prescribed by IFRS and may result in a more favourable view of performance. Accordingly, they should be viewed as complementary to, and not as a substitute for, the measures prescribed by IFRS and as included in the Group Financial Statements.

Global revenue per available room (RevPAR) growth
RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry.

RevPAR comprises IHG’s System rooms revenue divided by the number of room nights available and can be derived from occupancy rate multiplied by average daily rate (ADR). ADR is rooms revenue divided by the number of room nights sold.

References to RevPAR, occupancy and ADR are presented on a comparable basis, comprising groupings of hotels that have traded in all months in both the current and comparable year. The principal exclusions in deriving this measure are new hotels (including those acquired), hotels closed for major refurbishment and hotels sold in either of the comparable years. These measures include the impact of hotels temporarily closed as a result of Covid-19.

RevPAR and ADR are quoted at a constant US$ conversion rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in exchange rates.

Total gross revenue from hotels in IHG’s System
Total gross revenue is revenue not wholly attributable to IHG, however, management believes this measure is meaningful to investors and other stakeholders as it provides a measure of System performance, giving an indication of the strength of IHG’s brands and the combined impact of IHG’s growth strategy and RevPAR performance.

Total gross revenue refers to revenue which IHG has a role in driving and from which IHG derives an income stream.

Total gross revenue comprises:
●	total rooms revenue from franchised hotels;
●
total hotel revenue from managed hotels (includes food and beverage, meetings and other revenues and reflects the value IHG drives to managed hotel owners by optimising the performance of their hotels); and

●	total hotel revenue from owned, leased and managed lease hotels.

Other than total hotel revenue from owned, leased and managed lease hotels, total gross hotel revenue is not revenue attributable to IHG as managed and franchised hotels are owned by third parties.

Total gross revenue is used to describe this measure as it aligns with terms used in the Group’s management and franchise agreements and therefore is well understood by owners and other stakeholders.

Revenue and operating profit measures
Revenue and operating profit from (1) fee business and (2) owned, leased and managed lease hotels, are described as ‘revenue from reportable segments’ and ‘operating profit from reportable segments’, respectively. These measures are presented for each of the Group’s regions. Management believes revenue and operating profit from reportable segments is meaningful to investors and other stakeholders as it excludes the following elements and reflects how management monitors the business:
●
System Fund – the Fund is not managed to generate a profit or loss for IHG over the longer term, but is managed for the benefit of the hotels within the IHG System. The System Fund is operated to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation Systems and loyalty programme.

●
Revenues related to the reimbursement of costs – there is a cost equal to these revenues so there is no profit impact. Cost reimbursements are not applicable to all hotels, and growth in these revenues is not reflective of growth in the performance of the Group. As such, management does not include these revenues in their analysis of results.

●
Exceptional items – these are identified by virtue of their size, nature, or incidence and can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes, and reorganisation costs. As each item is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding such items. Further detail of amounts presented as exceptional is included in note 5 to the interim Group Financial Statements.

In further discussing the Group’s performance in respect of revenue and operating profit, additional non-IFRS measures are used and explained further below:
●	Underlying revenue;
●	Underlying operating profit;
●	Underlying fee revenue; and
●	Fee margin.

Operating profit measures are, by their nature, before interest and tax. Management believes such measures are useful for investors and other stakeholders when comparing performance across different companies as interest and tax can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate.

Although management believes these measures are useful to investors and other stakeholders in assessing the Group’s ongoing financial performance and provide improved comparability between periods, there are limitations in their use as compared to measures of financial performance under IFRS. As such, they should not be considered in isolation or viewed as a substitute for IFRS measures. In addition, these measures may not necessarily be comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Underlying revenue and underlying operating profit
These measures adjust revenue from reportable segments and operating profit from reportable segments, respectively, to exclude revenue and operating profit generated by owned, leased and managed lease hotels which have been disposed, and significant liquidated damages, which are not comparable year-on-year and are not indicative of the Group’s ongoing profitability. The revenue and operating profit of current year acquisitions are also excluded as these obscure underlying business results and trends when comparing to the prior year. In addition, in order to remove the impact of fluctuations in foreign exchange, which would distort the comparability of the Group’s operating performance, prior year measures are restated at constant currency using current year exchange rates.

Management believes these are meaningful to investors and other stakeholders to better understand comparable year-on-year trading and enable assessment of the underlying trends in the Group’s financial performance.

Underlying fee revenue growth
Underlying fee revenue is used to calculate underlying fee revenue growth. Underlying fee revenue is calculated on the same basis as underlying revenue as described above but for the fee business only.

Management believes underlying fee revenue is meaningful to investors and other stakeholders as an indicator of IHG’s ability to grow the core fee-based business, aligned to IHG’s asset-light strategy.

Fee margin
Fee margin is presented at actual exchange rates and is a measure of the profit arising from fee revenue. Fee margin is calculated by dividing ‘fee operating profit’ by ‘fee revenue’. Fee revenue and fee operating profit are calculated from the revenue from reportable segments and operating profit from reportable segments, as defined above, adjusted to exclude the revenue and operating profit from the Group’s owned, leased and managed lease hotels and significant liquidated damages.

In addition, fee margin is adjusted for the results of the Group’s captive insurance company, where premiums are intended to match the expected claims over the longer term, and as such these amounts are adjusted from the fee margin to better depict the profitability of the fee business.

Management believes fee margin is meaningful to investors and other stakeholders as an indicator of the sustainable long-term growth in the profitability of IHG’s core fee-based business, as the scale of IHG’s operations increases with growth in IHG’s System size.

Adjusted interest
Adjusted interest is presented before exceptional items and excludes foreign exchange gains / losses primarily related to the Group’s internal funding structure and the following items of interest which are recorded within the System Fund:
●	Interest income is recorded in the System Fund on the outstanding cash balance relating to the IHG loyalty programme. These interest payments are recognised as interest expense for IHG.
●	Other components of System Fund interest income and expense, including capitalised interest, lease interest expense and interest income on overdue receivables.

As the Fund is included on the Group Income Statement, these amounts are included in the reported net Group financial expenses, reducing the Group’s effective interest cost. Given results related to the System Fund are excluded from adjusted measures used by management, these are excluded from adjusted interest and adjusted earnings per ordinary share (see page 28).

The exclusion of foreign exchange gains / losses provides greater comparability with covenant interest as calculated under the terms of the Group’s revolving credit facility.

Management believes adjusted interest is a meaningful measure for investors and other stakeholders as it provides an indication of the comparable year-on-year expense associated with financing the business including the interest on any balance held on behalf of the System Fund.

Tax excluding the impact of exceptional items and System Fund
As outlined above, exceptional items can vary year-on-year and, where subject to tax at a different rate than the Group as a whole, they can impact the current year’s tax charge. The System Fund is not managed to a profit or loss for IHG over the longer term and is, in general, not subject to tax either.

Management believes removing these provides a better view of the Group’s underlying tax rate on ordinary operations and aids comparability year-on-year, thus providing a more meaningful understanding of the Group’s ongoing tax charge. A reconciliation of the tax charge as recorded in the Group income statement, to tax excluding the impact of exceptional items and System Fund, can be found in note 6 to the Interim Financial Statements.

Adjusted earnings per ordinary share
Adjusted earnings per ordinary share adjusts the profit available for equity holders used in the calculation of basic earnings per share to remove System Fund revenue and expenses, the items of interest related to the System Fund and foreign exchange gains / losses as excluded in adjusted interest (above), change in fair value of contingent purchase consideration, exceptional items, and the related tax impacts of such adjustments.

Management believes that adjusted earnings per share is a meaningful measure for investors and other stakeholders as it provides a more comparable earnings per share measure aligned with how management monitors the business.

Net debt
Net debt is used in the monitoring of the Group’s liquidity and capital structure and is used by management in the calculation of the key ratios attached to the Group’s bank covenants and with the objective of maintaining an investment grade credit rating. Net debt is used by investors and other stakeholders to evaluate the financial strength of the business.

Net debt comprises loans and other borrowings, lease liabilities, the exchange element of the fair value of derivatives hedging debt values, less cash and cash equivalents. A summary of the composition of net debt is included in note 10 to the interim Group Financial Statements.

Adjusted EBITDA
One of the key measures used by the Group in monitoring its debt and capital structure is the net debt:adjusted EBITDA ratio, which is managed with the objective of maintaining an investment grade credit rating. The Group has a stated aim of maintaining this ratio at 2.5-3.0x. Adjusted EBITDA is defined as cash flow from operations, excluding cash flows relating to exceptional items, cash flows arising from the System Fund result, other non-cash adjustments to operating profit or loss, working capital and other adjustments, and contract acquisition costs (key money).

Adjusted EBITDA is useful to investors as an approximation of operational cash flow generation and is also relevant to the Group’s banking covenants, which use Covenant EBITDA in calculating the leverage ratio. Details of covenant levels and performance against these is provided in note 10 to the Interim Financial Statements.

Gross capital expenditure, net capital expenditure, adjusted free cash flow
These measures have limitations as they omit certain components of the overall cash flow statement. They are not intended to represent IHG’s residual cash flow available for discretionary expenditures, nor do they reflect the Group’s future capital commitments. These measures are used by many companies, but there can be differences in how each company defines the terms, limiting their usefulness as a comparative measure. Therefore, it is important to view these measures only as a complement to the Group statement of cash flows.

Gross capital expenditure
Gross capital expenditure represents the consolidated capital expenditure of IHG inclusive of System Fund capital investments. Gross capital expenditure is defined as net cash from investing activities, adjusted to include contract acquisition costs (key money). In order to demonstrate the capital outflow of the Group, cash flows arising from any disposals or distributions from associates and joint ventures are excluded. The measure also excludes any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which represent ongoing payments for acquisitions.

Gross capital expenditure is reported as either maintenance, recyclable, or System Fund. This disaggregation provides useful information as it enables users to distinguish between:
●	System Fund capital investments which are strategic investments to drive growth at hotel level;
●
Recyclable investments (such as investments in associates and joint ventures), which are intended to be recoverable in the medium term and are to drive the growth of the Group’s brands and expansion in priority markets; and

●	Maintenance capital expenditure (including contract acquisition costs), which represents a permanent cash outflow.

Management believes gross capital expenditure is a useful measure as it illustrates how the Group continues to invest in the business to drive growth. It also allows for comparison year-on-year.

Net capital expenditure
Net capital expenditure provides an indicator of the capital intensity of IHG’s business model. Net capital expenditure is derived from net cash from investing activities, adjusted to include contract acquisition costs (net of repayments) and to exclude any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities which are typically non-recurring in nature. Net capital expenditure includes the inflows arising from any disposal receipts, or distributions from associates and joint ventures.

In addition, System Fund depreciation and amortisation relating to property, plant and equipment and intangible assets, respectively, is added back, reducing the overall cash outflow. This reflects the way in which System Funded capital investments are recovered from the System Fund, over the life of the asset.

Management believes net capital expenditure is a useful measure as it illustrates the net capital investment by IHG, after taking into account capital recycling through asset disposal and the funding of strategic investments by the System Fund. It provides investors and other stakeholders with visibility of the cash flows which are allocated to long-term investments to drive the Group’s strategy.

Adjusted free cash flow
Adjusted free cash flow is net cash from operating activities adjusted for: (1) the inclusion of the cash outflow arising from the purchase of shares by employee share trusts reflecting the requirement to satisfy incentive schemes which are linked to operating performance; (2) the inclusion of maintenance capital expenditure (excluding contract acquisition costs); (3) the inclusion of the principal element of lease payments; and (4) the exclusion of payments of deferred or contingent purchase consideration included within net cash from operating activities.

Management believes adjusted free cash flow is a useful measure for investors and other stakeholders, as it represents the cash available to invest back into the business to drive future growth and pay the ordinary dividend, with any surplus being available for additional returns to shareholders.

Changes in definitions to the 2021 Annual Report and Accounts
The following definitions have been amended:

●
Adjusted interest and adjusted earnings per ordinary share have been amended to exclude foreign exchange gains / losses recorded within financial expenses. Since the gains / losses are principally as a result of the Group’s internal funding structure they are not reflective of the performance of the Group, excluding these amounts provides a more comparable year-on-year measure for investors and other users, aligned to how management monitor the business. Comparatives have not been restated as the impact of these changes are not material in 2021.

●
The definition and reconciliation of Adjusted EBITDA has been amended to reconcile to the nearest GAAP measure, cash flow from operations, reflecting the fact Adjusted EBITDA is primarily used by the Group as a liquidity measure. The value of Adjusted EBITDA is unchanged from 2021.

Revenue and operating profit non-GAAP reconciliations
Highlights for the 6 months ended 30 June

Reportable segments	Revenue			Operating profit

	2022	2021	%	2022	2021	%
	$m	$m	change	$m	$m	change

Per Group income statement	1,794	1,179	52.2	361	138	161.6
System Fund	(554)	(378)	46.6	(3)	46	NMa
Reimbursement of costs	(400)	(236)	69.5	-	-	-
Operating exceptional items	-	-	-	19	4	375.0
	_____	_____	_____	_____	_____	_____
Reportable segments	840	565	48.7	377	188	100.5
	_____	_____	_____	_____	_____	_____
Reportable segments analysed as:
Fee business	664	505	31.5	372	224	66.1
Owned, leased and managed lease	176	60	193.3	5	(36)	NMa
	_____	_____	_____	_____	_____	_____
Reportable segments	840	565	48.7	377	188	100.5

a.
Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Underlying revenue and underlying operating profit
	Revenue			Operating profit

	2022	2021	%	2022	2021	%
	$m	$m	change	$m	$m	Change

Reportable segments (see above)	840	565	48.7	377	188	100.5
Significant liquidated damagesb	(7)	(6)	16.7	(7)	(6)	16.7
Owned and leased asset disposalsc	-	(6)	NMa	(2)	8	NMa
Currency impact	-	(7)	NMa	-	3	NMa
	____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	833	546	52.6	368	193	90.7

a. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
b. $7m recongnised in 2022 reflects the significant liquidated damages related to one hotel in EMEAA and $6m recognised in 2021 reflects the significant liquidated damages related to one hotel in Greater China.
c. The results of one InterContinental Hotel have been removed in 2022 (being the year of disposal) and the prior year to determine underlying growth. The results of the hotels removed in 2021 (being the year of disposal of these hotels) have also been removed to determine underlying growth.

Underlying fee revenue and underlying fee operating profit
	Revenue			Operating profit
	2022	2021	%	2022	2021	%
	$m	$m	change	$m	$m	change

Reportable segments fee business (see above)	664	505	31.5	372	224	66.1
Significant liquidated damagesb	(7)	(6)	16.7	(7)	(6)	16.7
Currency impact	-	(4)	NMa	-	1	NMa
	_____	_____	_____	_____	_____	_____
Underlying fee revenue and underlying fee operating profit	657	495	32.7	365	219	66.7

a.
Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
b.
$7m recognised in 2022 reflects the significant liquidated damages related to one hotel in EMEAA and $6m recognised in 2021 reflects the significant liquidated damages related to one hotel in Greater China.
Americas
	Revenue			Operating profita
	2022	2021	%	2022	2021	%
	$m	$m	change	$m	$m	change

Per Interim financial statements	471	325	44.9	351	224	56.7

Reportable segments analysed as:
Fee business	413	296	39.5	342	236	44.9
Owned, leased and managed lease	58	29	100.0	9	(12)	NMb
	_____	_____	_____	_____	_____	_____
	471	325	44.9	351	224	56.7

Reportable segments (see above)	471	325	44.9	351	224	56.7
Owned and leased asset disposalsc	-	(5)	NMb	-	4	(100.0)
Currency impact	-	(1)	NMb	-	(1)	NMb
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	471	319	47.6	351	227	54.6

Owned, leased and managed lease included in the above	(58)	(24)	141.7	(9)	8	NMb
	_____	_____	_____	_____	_____	_____
Underlying fee business	413	295	40.0	342	235	45.5

a.
Before exceptional items.
b.
Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
c.
The results of the hotels removed in 2021 (being the year of disposal of these hotels) have been removed to determine underlying growth.

EMEAA
	Revenue			Operating profita
	2022	2021	%	2022	2021	%
	$m	$m	change	$m	$m	change

Per Interim financial statements	239	84	184.5	59	(27)	NMb

Reportable segments analysed as:
Fee business	121	53	128.3	63	(3)	NMb
Owned, leased and managed lease	118	31	280.6	(4)	(24)	83.3
	_____	_____	_____	_____	_____	_____
	239	84	184.5	59	(27)	NMb

Reportable segments (see above)	239	84	184.5	59	(27)	NMb
Significant liquidated damages	(7)	-	NMb	(7)	-	NMb
Owned and leased asset disposalsc	-	(1)	NMb	(2)	4	NMb
Currency impact	-	(5)	NMb	-	2	NMb
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	232	78	197.4	50	(21)	NMb

Owned, leased and managed lease included in the above	(118)	(27)	337.0	6	18	(66.7)
	_____	_____	_____	_____	_____	_____
Underlying fee business	114	51	123.5	56	(3)	NMb

a.
Before exceptional items.
b.
Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
c.
The results of one InterContinental Hotel have been removed in 2022 (being the year of disposal) and the prior year to determine underlying growth.

Greater China
	Revenue			Operating profita
	2022	2021	%	2022	2021	%
	$m	$m	change	$m	$m	change
Per Interim financial statements
Reportable segments analysed as:	36	59	(39.0)	5	31	(83.9)
	_____	_____	_____	_____	_____	_____
Fee business	36	59	(39.0)	5	31	(83.9)

Reportable segments (see above)	36	59	(39.0)	5	31	(83.9)
Significant liquidated damagesc	-	(6)	NMb	-	(6)	NMb
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	36	53	(32.1)	5	25	(80.0)

a.
Before exceptional items.
b.
Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
c.
$6m recognised in 2021 reflects the significant liquidated damages related to one property.

Fee margin reconciliation

	6 months ended 30 June
2022
	Americas	EMEAA	Greater China	Central	Total
Revenue $m
Reportable segments analysed as fee business (see above)	413	121	36	94	664
Significant liquidated damages	-	(7)	-	-	(7)
Captive insurance company	-	-	-	(8)	(8)
	_____	_____	_____	_____	_____
	413	114	36	86	649

Operating profit $m
Reportable segments analysed as fee business (see above)	342	63	5	(38)	372
Significant liquidated damages	-	(7)	-	-	(7)
Captive insurance company	-	-	-	(2)	(2)
	_____	_____	_____	_____	_____
	342	56	5	(40)	363

Fee margin %	82.8%	49.1%	13.9%	(46.5%)	55.9%

	6 months ended 30 June
2021
	Americas	EMEAA	Greater China	Central	Total
Revenue $m
Reportable segments analysed as fee business (see above)	296	53	59	97	505
Significant liquidated damages	-	-	(6)	-	(6)
Captive insurance company	-	-	-	(9)	(9)
	_____	_____	_____	_____	_____
	296	53	53	88	490

Operating profit $m
Reportable segments analysed as fee business (see above)	236	(3)	31	(40)	224
Significant liquidated damages	-	-	(6)	-	(6)
Captive insurance company	-	-	-	(2)	(2)
	_____	_____	_____	_____	_____
	236	(3)	25	(42)	216

Fee margin %	79.7%	(5.7%)	47.2%	(47.7%)	44.1%

Net capital expenditure reconciliation
	6 months ended 30 June

	2022	2021
	$m	$m

Net cash from investing activities	(27)	(37)
Adjusted for:
Contract acquisition costs, net of repayments	(35)	(16)
System Fund depreciation and amortisationa	40	39
Deferred purchase consideration paid	-	13
	_____	_____
Net capital expenditure	(22)	(1)
	_____	_____
Analysed as:
Capital expenditure: maintenance (including contract acquisition costs, net of repayments of $35m (2021: $16m))	(50)	(25)
Capital expenditure: recyclable investments	6	(8)
Capital expenditure: System Fund capital investments	22	32
	_____	_____
Net capital expenditure	(22)	(1)
	_____	_____

a.
Excludes depreciation of right-of-use assets.

Gross capital expenditure reconciliation
	6 months ended 30 June

	2022	2021
	$m	$m

Net capital expenditure	(22)	(1)
Add back:
Disposal receipts	(7)	(1)
Repayments of contract acquisition costs	(3)	(1)
System Fund depreciation and amortisationa	(40)	(39)
	_____	_____
Gross capital expenditure	(72)	(42)
	_____	_____
Analysed as:
Capital expenditure: maintenance (including contract	(53)	(26)
acquisition costs of $38m (2021: $17m))
Capital expenditure: recyclable investments	(1)	(9)
Capital expenditure: System Fund capital investments	(18)	(7)
	_____	_____
Gross capital expenditure	(72)	(42)
	_____	_____

a.
Excludes depreciation of right-of-use assets.

Adjusted free cash flow reconciliation
	6 months ended 30 June
	2022	2021
	$m	$m

Net cash from operating activities	175	173
Adjusted for:
Principal element of lease payments	(18)	(17)
Capital expenditure: maintenance (excluding contract acquisition costs)	(15)	(9)
	_____	_____
Adjusted free cash flow	142	147
	_____	_____

Adjusted interest reconciliation
The following table reconciles net financial expenses to adjusted interest.

	6 months ended 30 June
	2022	2021
	$m	$m
Net financial expenses
Financial income	5	1
Financial expenses	(74)	(73)
	_____	_____
	(69)	(72)
Adjusted for:
Interest attributable to the System Fund Foreign exchange losses*	(3) 8	- n/a
	_____	_____
	5	-

Adjusted interest	(64)	(72)

* The definition of adjusted interest has been updated. The impact to the prior year is not material, and as such has not been restated.

Adjusted earnings per ordinary share reconciliation
	6 months ended 30 June

	2022	2021
	$m	$m
Profit available for equity holders	216	48
Adjusting items:
System Fund revenues and expenses	(3)	46
Interest attributable to the System Fund	(3)	-
Operating exceptional items	19	4
Fair value gain on contingent purchase consideration	(7)	(1)
Foreign exchange losses*	8	n/a
Tax on foreign exchange losses*	(1)	n/a
Tax on exceptional items	(5)	(1)
Exceptional tax	-	(22)
	_____	_____
Adjusted earnings	224	74

Basic weighted average number of ordinary shares (millions)	184	183
Adjusted earnings per ordinary share (cents)	121.7	40.4

* The definition of adjusted earnings per share has been updated. The impact to the prior year is not material, and as such has not been restated.

Highlights for the 6 months ended 30 June vs 2019

Reportable segments	Revenue			Operating profit

	2022	2019	%	2022	2019	%
	$m	$m	change	$m	$m	change

Per Group income statement	1,794	2,280	(21.3)	361	442	(18.3)
System Fund	(554)	(675)	(17.9)	(3)	(47)	(93.6)
Reimbursement of costs	(400)	(593)	(32.5)	-	-	-
Operating exceptional items	-	-	-	19	15	26.7
	_____	_____	_____	_____	_____	_____
Reportable segments	840	1,012	(17.0)	377	410	(8.0)
	_____	_____	_____	_____	_____	_____
Reportable segments analysed as:
Fee business	664	730	(9.0)	372	394	(5.6)
Owned, leased and managed lease	176	282	(37.6)	5	16	(68.8)
	_____	_____	_____	_____	_____	_____
Reportable segments	840	1,012	(17.0)	377	410	(8.0)

Americas
	Revenue			Operating profita
	2022	2019	%	2022	2019	%
	$m	$m	change	$m	$m	change

Per Interim financial statements	471	520	(9.4)	351	341	2.9

Reportable segments analysed as:
Fee business	413	418	(1.2)	342	323	5.9
Owned, leased and managed lease	58	102	(43.1)	9	21	(57.1)
	_____	_____	_____	_____	_____	_____
	471	520	(9.4)	351	344	2.0

a.
Before exceptional items.

EMEAA
	Revenue			Operating profita
	2022	2019	%	2022	2019	%
	$m	$m	change	$m	$m	change

Per Interim financial statements	239	338	(29.3)	59	88	(33.0)

Reportable segments analysed as:
Fee business	121	158	(23.4)	63	93	(32.3)
Owned, leased and managed lease	118	180	(34.4)	(4)	(5)	(20.0)
	_____	_____	_____	_____	_____	_____
	239	338	(29.3)	59	88	(33.0)

a.
Before exceptional items.

Greater China
	Revenue			Operating profita
	2022	2019	%	2022	2019	%
	$m	$m	change	$m	$m	change
Per Interim financial statements
Reportable segments analysed as:	36	66	(45.5)	5	36	(86.1)
	_____	_____	_____	_____	_____	_____
Fee business	36	66	(45.5)	5	36	(86.1)

a.
Before exceptional items.

Fee Margin Reconciliation

	6 months ended 30th June
2019
	Americas	EMEAA	Greater China	Central	Total
Revenue $m
Reportable segments analysed as fee business (see above)	418	158	66	88	730
Significant liquidated damages	-	(4)	-	-	(4)
Captive insurance company	-	-	-	(7)	(7)
	_____	_____	_____	_____	_____
	418	154	66	81	719

Operating profit $m
Reportable segments analysed as fee business (see above)	323	93	36	(58)	394
Significant liquidated damages	-	(4)	-	-	(4)
Captive insurance company	-	-	-	(1)	(1)
	_____	_____	_____	_____	_____
	323	89	36	(59)	389

Fee margin %	77.3%	57.8%	54.5%	(72.8%)	54.1%

PRINCIPAL RISKS AND UNCERTAINTIES

The principal and emerging risks and uncertainties that could substantially affect IHG’s business and results are set out on pages 40 to 47 of the IHG Annual Report and Form 20-F 2021 (the “Annual Report”).

We have continued to face dynamic risks relating to macro-economic and geo-political factors, including those related to our Greater China operations, the war in Ukraine and as central banks and governments take action to manage inflation. These factors also create wider accumulated uncertainties across our principal risk portfolio, for example relating to global supply chains, inflationary cost pressures and cyber security, which we will continue to monitor closely over the remainder of the year. There may also be unknown risks or risks currently believed to be inconsequential that emerge and could become material.

Our Board and management continue regularly to review our risk profile and risk trends arising externally or internally, and risk management and internal control arrangements.

As an example of active senior executive and Board evaluation of risks and considering the interests of our stakeholders, local and global management teams have closely monitored and reported on the developing situation in Ukraine, reviewing both local operational matters and triggers of potential impact on IHG outside of the immediate area which may require a more active response. This has included monitoring of potential risk factors relating to national / international sanctions; payment systems; cybersecurity and technology threats; and procurement and supply chain arrangements for key geographies and commodities.

Following the outbreak of the war, we announced the suspension of future investments, development activity and new hotel openings in Russia and that we did not intend to resume any investment or development activity in the foreseeable future. We also closed our corporate office in Moscow. These steps followed significant donations to our humanitarian charity partners and a commitment to work with hotel owners in other countries to shelter refugees.

Subsequently, we announced that we were in discussions with our owners in Russia regarding the complex, long-term management and franchise contracts under which these hotels operate. We are ceasing all operations in Russia, consistent with evolving UK, US and EU sanction regimes and the ongoing and increasing challenges of operating there.

The following summarises the risks and uncertainties set out in the 2021 Annual Report, which continue to apply:

●
Macro external factors, such as political and economic disruption, or the emerging risk of infectious diseases, could have an impact on IHG’s ability to perform and grow; commercial performance, financial loss and undermine stakeholder confidence;

●	Failure to deliver IHG’s preferred brands and loyalty programme could impact IHG’s competitive positioning, IHG’s growth ambitions and reputation with guests and owners;
●	Failure to effectively attract, develop and retain talent in key areas could impact IHG’s ability to achieve its growth ambitions and execute effectively;
●	Threats to cybersecurity and information governance could lead to the disruption or loss of IHG’s critical systems and sensitive data and could impact IHG financially, reputationally or operationally;
●
Failure to capitalise on innovation in booking technology, and maintain and enhance IHG’s functionality and resilience of its channel management and technology platforms could impact IHG’s revenues and growth ambitions;

●	Failure to manage risks associated with delivering investment effectiveness and efficiency may impact commercial performance, lead to financial loss, and undermine stakeholder confidence;
●	Failure to ensure contractual, legal, regulatory and ethical compliance would impact IHG operationally and reputationally;
●
Failure to effectively safeguard the safety and security of colleagues and guests and respond appropriately to operational risk could result in reputational and / or financial damage, and undermine stakeholder confidence;

●	A material breakdown in financial management and control systems could lead to increased public scrutiny, regulatory investigation and litigation; and
●	Environment and social mega-trends have the potential to impact performance and growth in key markets.

These principal and emerging risks and uncertainties are supported by a broader description of risk factors set out on pages 231 to 236 of the Annual Report

RELATED PARTY TRANSACTIONS

There were no material related party transactions during the six months to 30 June 2022.

GOING CONCERN

As at 30 June 2022 the Group had total liquidity of $2,613m, comprising $1,350m of undrawn bank facilities and $1,263m of cash and cash equivalents (net of overdrafts and restricted cash).

There remains a wide range of possible planning scenarios over the going concern period. The scenarios considered and assessment made by the Directors in adopting the going concern basis for preparing these financial statements are included in note 1 to the Interim Financial Statements.

Based on the assessment completed, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 31 December 2023. Accordingly, they continue to adopt the going concern basis in preparing the interim financial statements.

DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors confirm that to the best of their knowledge:
●
The condensed set of Financial Statements has been prepared in accordance with UK-adopted IAS 34;
●
The Interim Management Report includes a fair review of the important events during the first six months, and their impact on the financial statements and a description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and
●
The Interim Management Report includes a fair review of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Keith Barr
                             Paul Edgecliffe-Johnson

Chief Executive Officer
Chief Financial Officer

8 August 2022
              8 August 2022

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the six months ended 30 June 2022

	2022 6 months ended 30 June $m	2021 6 months ended 30 June $m

Revenue from fee business	664	505
Revenue from owned, leased and managed lease hotels	176	60
System Fund revenues	554	378
Reimbursement of costs	400	236
	_____	_____
Total revenue (notes 3 and 4)	1,794	1,179

Cost of sales and administrative expenses	(450)	(321)
System Fund expenses	(551)	(424)
Reimbursed costs	(400)	(236)
Share of losses of associates	-	(5)
Other operating income	14	2
Depreciation and amortisation	(36)	(45)
Impairment loss on financial assets	(5)	(8)
Other impairment charges (note 5)	(5)	(4)
	_____	_____
Operating profit (note 3)	361	138

Operating profit analysed as:
Operating profit before System Fund and exceptional items	377	188
System Fund	3	(46)
Operating exceptional items (note 5)	(19)	(4)
	_____	_____
	361	138

Financial income	5	1
Financial expenses	(74)	(73)
Fair value gains on contingent purchase consideration	7	1
	_____	_____
Profit before tax	299	67

Tax (note 6)	(83)	(19)
	_____	_____
Profit for the period from continuing operations	216	48
	_____	_____

Attributable to:
Equity holders of the parent	216	48
	_____	_____
Earnings per ordinary share (note 7)
Basic	117.4¢	26.2¢
Diluted	116.8¢	26.1¢

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2022

	2022 6 months ended 30 June $m	2021 6 months ended 30 June $m

Profit for the period	216	48

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:
Gains/(losses) on cash flow hedges, including related tax credit of $1m (2021: $3m charge)	13	(54)
Costs of hedging	-	2
Hedging (gains)/losses reclassified to financial expenses	(17)	66
Exchange gains/(losses) on retranslation of foreign operations, including related tax credit of $6m (2021: $nil)	198	(38)
	_____	_____
	194	(24)
Items that will not be reclassified to profit or loss:
Gains on equity instruments classified as fair value through other comprehensive income, net of related tax charge of $2m (2021: $1m)	3	9
Re-measurement gains on defined benefit plans, net of related tax charge of $5m (2021: tax credit of $1m)	15	5
Tax related to pension contributions	-	2
	_____	_____
	18	16
	_____	_____
Total other comprehensive income/(loss) for the period	212	(8)
	_____	_____
Total comprehensive income for the period	428	40
	_____	_____
Attributable to:
Equity holders of the parent	429	40
Non-controlling interest	(1)	-
	_____	_____
	428	40
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2022

	6 months ended 30 June 2022
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	154	(2,539)	904	7	(1,474)

Total comprehensive income for the period	-	198	231	(1)	428
Release of own shares by employee share trusts	-	17	(17)	-	-
Equity-settled share-based cost	-	-	25	-	25
Equity dividends paid	-	-	(154)	-	(154)
Exchange adjustments	(16)	16	-	-	-
	_____	_____	_____	_____	_____
At end of the period	138	(2,308)	989	6	(1,175)
	_____	_____	_____	_____	_____

	6 months ended 30 June 2021
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	156	(2,581)	568	8	(1,849)

Total comprehensive income for the period	-	(15)	55	-	40
Transfer of treasury shares to employee share trusts	-	(14)	14	-	-
Release of own shares by employee share trusts	-	13	(13)	-	-
Equity-settled share-based cost	-	-	19	-	19
Tax related to share schemes	-	-	1	-	1
Exchange adjustments	3	(3)	-	-	-
	_____	_____	_____	_____	_____
At end of the period	159	(2,600)	644	8	(1,789)
	_____	_____	_____	_____	_____

* Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, fair value reserve, cash flow hedge reserves and currency translation reserve.
Total comprehensive income is shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
30 June 2022
	2022 30 June	2021 31 December
	$m	$m
ASSETS
Goodwill and other intangible assets	1,160	1,195
Property, plant and equipment	126	137
Right-of-use assets	282	274
Investment in associates	76	77
Retirement benefit assets	2	2
Other financial assets	169	173
Deferred compensation plan investments	213	256
Non-current tax receivable	-	1
Deferred tax assets	130	147
Contract costs	73	72
Contract assets	328	316
	______	______
Total non-current assets	2,559	2,650
	______	______
Inventories	4	4
Trade and other receivables	691	574
Current tax receivable	11	1
Other financial assets	-	2
Cash and cash equivalents	1,361	1,450
Contract costs	5	5
Contract assets	30	30
	______	______
Total current assets	2,102	2,066
	______	______
Total assets	4,661	4,716
	_____	_____
LIABILITIES
Loans and other borrowings	(278)	(292)
Lease liabilities	(25)	(35)
Trade and other payables	(518)	(579)
Deferred revenue	(658)	(617)
Provisions	(51)	(49)
Current tax payable	(26)	(52)
	______	______
Total current liabilities	(1,556)	(1,624)
	______	______
Loans and other borrowings	(2,336)	(2,553)
Lease liabilities	(402)	(384)
Derivative financial instruments	(37)	(62)
Retirement benefit obligations	(69)	(92)
Deferred compensation plan liabilities	(213)	(256)
Trade and other payables	(84)	(89)
Deferred revenue	(1,016)	(996)
Provisions	(36)	(41)
Deferred tax liabilities	(87)	(93)
	______	______
Total non-current liabilities	(4,280)	(4,566)
	______	______
Total liabilities	(5,836)	(6,190)
	_____	_____
Net liabilities	(1,175)	(1,474)
	_____	_____
EQUITY
IHG shareholders’ equity	(1,181)	(1,481)
Non-controlling interest	6	7
	______	______
Total equity	(1,175)	(1,474)
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the six months ended 30 June 2022

	2022 6 months ended 30 June	2021 6 months ended 30 June
	$m	$m

Profit for the period	216	48
Adjustments reconciling profit for the period to cash flow from operations (note 9)	120	211
	_____	_____
Cash flow from operations	336	259
Interest paid	(42)	(40)
Interest received	5	1
Tax paid (note 6)	(124)	(47)
	_____	_____
Net cash from operating activities	175	173
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(12)	(3)
Purchase of intangible assets	(21)	(13)
Investment in associates	(1)	-
Investment in other financial assets	-	(9)
Deferred purchase consideration paid	-	(13)
Disposal of property, plant and equipment	3	-
Repayments of other financial assets	4	1
	_____	_____
Net cash from investing activities	(27)	(37)
	_____	_____
Cash flow from financing activities
Dividends paid to shareholders (note 8)	(154)	-
Principal element of lease payments	(18)	(17)
Repayment of commercial paper	-	(828)
	_____	_____
Net cash from financing activities	(172)	(845)
	_____	_____
Net movement in cash and cash equivalents, net of overdrafts, in the period	(24)	(709)

Cash and cash equivalents, net of overdrafts, at beginning of the period	1,391	1,624
Exchange rate effects	(70)	20
	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the period	1,297	935
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority and UK-adopted IAS 34 ‘Interim Financial Reporting’. They have been prepared on a consistent basis using the same accounting policies and methods of computation set out in the InterContinental Hotels Group PLC (‘the Group’ or ‘IHG’) Annual Report and Form 20-F for the year ended 31 December 2021.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE (UK) 2410 ‘Review of Interim Financial Information performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council.

Financial information for the year ended 31 December 2021 has been extracted from the Group’s published financial statements for that year which were prepared in accordance with UK-adopted international accounting standards and with applicable law and regulations and which have been filed with the Registrar of Companies. The report of the auditor was unqualified with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006.

There are no changes in the Group’s critical judgements, estimates and assumptions from those disclosed in the 2021 Annual Report and Form 20-F. An updated sensitivity related to expected credit losses is included in note 12(e).

Going concern

Trading in the first half of 2022 continued to recover with ongoing relaxation of travel restrictions supporting an increasing return of travel demand, resulting in Global RevPAR recovering to approximately 90% of 2019 levels. Continued focus on cash conversion led to reported net cash from operating activities in the first half of $175m and net debt reducing to $1,718m.

The Group’s bank facilities were refinanced in April 2022 with a new revolving credit facility of $1,350m maturing in 2027, with options to extend for a further two years. Previously negotiated covenant relaxations and the $400m liquidity covenant, which were applicable at 30 June and 31 December 2022 test dates, will no longer apply. The leverage covenant has been adjusted to incorporate the effects of IFRS 16 ‘Leases’ and has been reset at 4.0x covenant net debt:covenant EBITDA (see note 10).

A period of 18 months has been used, from 1 July 2022 to 31 December 2023, to complete the going concern assessment. In adopting the going concern basis for preparing these condensed interim financial statements, the Directors have considered a ‘Base Case’ scenario which is based on continued improvement in demand as travel restrictions are reduced, with RevPAR continuing to recover towards pre-pandemic levels in 2023. The only debt maturity in the period under consideration is the £173m 3.875% November 2022 bond which is assumed to be repaid with cash on maturity. The assumptions applied in the Base Case scenario are consistent with those used for Group planning purposes, for impairment testing and for assessing recoverability of deferred tax assets. Under the Base Case scenario, the bank facilities remain undrawn.

The principal risks and uncertainties which could be applicable have been considered and are able to be absorbed within the covenant requirements of the new bank facility. A large number of the Group’s principal risks, for example macro external factors or preferred brands and loyalty, would result in an impact on RevPAR which is one of the sensitivities assessed against the headroom available in the Base Case. Climate risks are not considered to have a significant impact over the 18-month period of assessment. Other principal risks that could result in a large one-off incident that has a material impact on cash flow have also been considered, for example a cybersecurity event.

The Directors have also reviewed a ‘Downside Case’ based on a recession scenario which assumes performance during the second half of 2022 starts to worsen and then RevPAR decreases by 5% in 2023. The Directors have also reviewed a ‘Severe Downside Case’ which is based on a severe but plausible scenario equivalent to the market conditions experienced through the 2008/2009 global financial crisis. This assumes that the performance during the second half of 2022 starts to worsen and then RevPAR decreases significantly by 17% in 2023. It is assumed that the additional shareholder return of $500m announced on 9 August 2022 is completed in full in all scenarios before additional actions are taken. Under the Downside Case and Severe Downside case, the bank facilities remain undrawn.

Under the Severe Downside scenario, there is limited headroom to the bank covenants at 31 December 2023 to absorb additional risks. However, based on experience in 2020, the Directors reviewed a number of actions to reduce discretionary spend, creating substantial additional headroom. After these actions are taken, there is significant headroom to the bank covenants to absorb the principal risks and uncertainties which could be applicable.

In the Severe Downside Case, the Group has substantial levels of existing cash reserves available after additional actions are taken (over $850m at 31 December 2023) and is not expected to draw on the bank facilities.

The Directors reviewed a reverse stress test scenario to determine what decrease in RevPAR would create a breach of the covenants, and the cash reserves that would be available to the Group at that time. The Directors concluded that the outcome of this reverse stress test showed that it was very unlikely the bank facilities would need to be drawn.

The leverage and interest cover covenant tests up to 31 December 2023 (the last day of the assessment period), have been considered as part of the Base Case, Downside Case and Severe Downside Case scenarios. However, as the bank facilities are unlikely to be drawn even in a scenario significantly worse than the Severe Downside scenario, the Group does not need to rely on the additional liquidity provided by the bank facilities to remain a going concern. In the event that a covenant amendment was required, the Directors believe it is reasonable to expect that such an amendment could be obtained based on prior experience in negotiating the 2020 amendments, however the going concern conclusion is not dependent on this expectation.

The Group’s fee based model and wide geographic spread have been proven to leave it well-placed to manage through uncertain times. Having reviewed these scenarios, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 31 December 2023. Accordingly, they continue to adopt the going concern basis in preparing these condensed interim financial statements.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the period. In the case of sterling, the translation rate is $1 = £0.77 (2021: $1 = £0.72). In the case of the euro, the translation rate is $1 = €0.92 (2021: $1 = €0.83).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period. In the case of sterling, the translation rate is $1 = £0.83 (31 December 2021: $1 = £0.74; 30 June 2021: $1 = £0.72). In the case of the euro, the translation rate is $1 = €0.96 (31 December 2021: $1 = €0.88; 30 June 2021: $1 = €0.84).

3.	Segmental Information
	Revenue	2022 6 months ended 30 June	2021 6 months ended 30 June
		$m	$m

	Americas	471	325
	EMEAA	239	84
	Greater China	36	59
	Central	94	97
		_____	_____
	Revenue from reportable segments	840	565
	System Fund revenues	554	378
	Reimbursement of costs	400	236
		_____	_____
	Total revenue	1,794	1,179
		_____	_____

Profit	2022 6 months ended 30 June $m	2021 6 months ended 30 June $m

Americas	351	224
EMEAA	59	(27)
Greater China	5	31
Central	(38)	(40)
	_____	_____
Operating profit from reportable segments	377	188
System Fund	3	(46)
Operating exceptional items (note 5)	(19)	(4)
	_____	_____
Operating profit	361	138
Net financial expenses	(69)	(72)
Fair value gains on contingent purchase consideration	7	1
	_____	_____
Profit before tax	299	67
	_____	_____

4.		Revenue
Disaggregation of revenue
6 months ended 30 June 2022
	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m

Franchise and base management fees	406	96	31	-	533
Incentive management fees	7	25	5	-	37
Central revenue	-	-	-	94	94
	_____	_____	_____	_____	_____
Revenue from fee business	413	121	36	94	664
Revenue from owned, leased and managed lease hotels	58	118	-	-	176
	_____	_____	_____	_____	_____
	471	239	36	94	840
	_____	_____	_____	_____
System Fund revenues					554
Reimbursement of costs					400
					_____
Total revenue					1,794
					_____

6 months ended 30 June 2021
	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m

Franchise and base management fees	292	42	44	-	378
Incentive management fees	4	11	15	-	30
Central revenue	-	-	-	97	97
	_____	_____	_____	_____	_____
Revenue from fee business	296	53	59	97	505
Revenue from owned, leased and managed lease hotels	29	31	-	-	60
	_____	_____	_____	_____	_____
	325	84	59	97	565
	_____	_____	_____	_____
System Fund revenues					378
Reimbursement of costs					236
					_____
Total revenue					1,179
					_____
At 30 June 2022, the maximum exposure remaining under performance guarantees was $80m (31 December 2021: $85m).

5.	Exceptional items
						2022 6 months ended 30 June $m	2021 6 months ended 30 June $m

	Cost of sales and administrative expenses
	Costs of ceasing operations in Russia					(14)	-

	Other impairment charges
	Impairment of contract assets					(5)	-
	Impairment of associates					-	(4)
						_____	_____
						(5)	(4)
						____	____
	Total operating exceptional items					(19)	(4)
						_____	_____

	Tax on exceptional items					5	1
	Exceptional tax					-	22
						_____	_____
	Tax (note 6)					5	23
						_____	_____

Costs of ceasing operations in Russia

On 27 June 2022, the Group announced it is in the process of ceasing all operations in Russia consistent with evolving UK, US and EU sanction regimes and the ongoing and increasing challenges of operating there. The costs associated with the cessation of corporate operations in Moscow and long-term management and franchise contracts are treated as exceptional due to the nature of the war in Ukraine which has driven the Group’s response.

Impairment of contract assets

Relates to key money relating to managed and franchised hotels in Russia. The impairment is treated as exceptional for consistency with the costs of ceasing operations described above.

6.	Tax
		2022 6 months ended 30 June			2021 6 months ended 30 June
		Profit/(loss) $m	Tax $m	Tax rate	Profit/(loss) $m	Tax $m	Tax rate

	Before exceptional items and System Fund	315	(88)	28%	117	(42)	36%
	System Fund	3	-		(46)	-
	Exceptional items (note 5)	(19)	5		(4)	23
		_____	_____		_____	_____
		299	(83)		67	(19)
		_____	_____		_____	_____

	Analysed as:
	Current tax		(88)			(43)
	Deferred tax		5			24
			_____			_____
			(83)			(19)
			_____			_____
	Further analysed as:
	UK tax		(3)			23
	Foreign tax		(80)			(42)
			_____			_____
			(83)			(19)
			_____			_____

Tax before exceptional items and System Fund has been calculated by applying a blended effective tax rate of 28%. This blended effective rate represents the weighting of the annual tax rates of the Group’s key territories using corporate income tax rates substantively enacted at 30 June 2022 to provide the best estimate for the full financial year. It is higher than the 2022 UK Corporation Tax rate of 19% due to higher taxed overseas profits (particularly in the US) and the impact of unrelieved foreign taxes and other non-tax deductible expenses.

The deferred tax asset comprises $109m (31 December 2021: $127m) in the UK and $21m (31 December 2021: $20m) in respect of other territories. The deferred tax asset has been recognised based upon forecasts consistent with those used in the going concern assessment.
Tax paid of $124m in the period exceeds the current tax charge in the Group income statement predominantly as a result of liabilities already accrued at 1 January 2022 being settled in the period and the phasing of the 2022 US instalment payments.

7.	Earnings per ordinary share
		2022 6 months ended 30 June	2021 6 months ended 30 June
	Basic earnings per ordinary share
	Profit available for equity holders ($m)	216	48
	Basic weighted average number of ordinary shares (millions)	184	183
	Basic earnings per ordinary share (cents)	117.4	26.2
		_____	_____
	Diluted earnings per ordinary share
	Profit available for equity holders ($m)	216	48
	Diluted weighted average number of ordinary shares (millions)	185	184
	Diluted earnings per ordinary share (cents)	116.8	26.1
		_____	_____

The diluted weighted average number of ordinary shares is calculated as:

Basic weighted average number of ordinary shares (millions)	184	183
Dilutive potential ordinary shares (millions)	1	1
	______	______
	185	184
	_____	_____

8.	Dividends
			2022		2021
		6 months ended 30 June		6 months ended 30 June
		cents per share	$m	cents per share	$m

	Paid during the period	85.9	154	-	-
		______	______	______	______

	Proposed for the interim period	43.9	81	-	-
		______	______	______	______

In addition to the interim dividend of 43.9 cents per share, in August 2022 the Board also approved a $500m share buyback programme that will commence on 9 August and end no later than 31 January 2023.

9.	Reconciliation of profit for the period to cash flow from operations

	2022 6 months ended 30 June	2021 6 months ended 30 June
	$m	$m

Profit for the period	216	48
Adjustments for:

Net financial expenses	69	72
Fair value gains on contingent purchase consideration	(7)	(1)
Income tax charge	83	19

Operating profit adjustments:
Impairment loss on financial assets	5	8
Other impairment charges	5	4
Other operating exceptional items	14	-
Depreciation and amortisation	36	45
	_____	_____
	60	57

Contract assets deduction in revenue	17	16
Share-based payments cost	17	14
Share of losses of associates	-	5
	_____	_____
	34	35

System Fund adjustments:
Depreciation and amortisation	42	41
Impairment loss on financial assets	4	3
Share-based payments cost	9	6
Share of losses of associates	-	1
	_____	_____
	55	51

Working capital and other adjustments:
Increase in deferred revenue	65	35
Changes in working capital	(189)	(29)
	_____	_____
	(124)	6

Cash flows relating to exceptional items	(15)	(12)
Contract acquisition costs, net of repayments	(35)	(16)
	_____	_____
Total adjustments	120	211
	_____	_____
Cash flow from operations	336	259
	_____	_____

10.	Net debt
		2022 30 June	2021 31 December
		$m	$m

	Cash and cash equivalents*	1,361	1,450
	Loans and other borrowings – current	(278)	(292)
	Loans and other borrowings – non-current	(2,336)	(2,553)
	Lease liabilities – current	(25)	(35)
	Lease liabilities – non-current	(402)	(384)
	Derivative financial instruments hedging debt values	(38)	(67)
		_____	_____
	Net debt**	(1,718)	(1,881)
		_____	_____
	* Of which $152m (31 December 2021: $124m) is cash at bank and in hand. ** See the Use of Non-GAAP measures section in the Interim Management Report.
	In the Group statement of cash flows, cash and cash equivalents is presented net of $64m bank overdrafts (31 December 2021: $59m).

Cash and cash equivalents includes $8m (31 December 2021: $9m) restricted for use on capital expenditure under hotel lease agreements and therefore not available for wider use by the Group. An additional $26m (31 December 2021: $77m) is held within countries from which funds are not currently able to be repatriated to the Group’s central treasury company.

Bank facilities

In April 2022, the Group’s $1,275m revolving syndicated bank facility and $75m revolving bilateral facility were refinanced with a $1,350m revolving syndicated bank facility. The facility was undrawn at 30 June 2022.

The new facility contains two financial covenants: interest cover and a leverage ratio. These are tested at half year and full year on a trailing 12-month basis, with 30 June 2022 being the first test date.

The interest cover covenant requires a ratio of Covenant EBITDA: Covenant interest payable above 3.5:1 and the leverage ratio requires Covenant net debt: Covenant EBITDA below 4.0:1.

The previous covenants, as set out in the 2021 Annual Report and Form 20-F, were waived until 31 December 2021 and had been relaxed for test dates in 2022. The temporary $400m liquidity covenant, which was previously applicable at 30 June and 31 December 2022 test dates, will no longer apply.

	2022 30 June	2021 31 December*

Covenant EBITDA ($m)	812	601
Covenant net debt ($m)	1,752	1,801
Covenant interest payable ($m)	133	133
Leverage	2.16	3.00
Interest cover	6.11	4.52
Liquidity ($m)	n/a	2,655

* In 2021, covenant measures were reported on a frozen GAAP basis excluding the effect of IFRS 16, an adjustment which is eliminated under the new facility agreement.

11.	Movement in net debt
		2022 6 months ended 30 June	2021 6 months ended 30 June
		$m	$m

	Net decrease in cash and cash equivalents, net of overdrafts	(24)	(709)
	Add back financing cash flows in respect of other components of net debt:
	Principal element of lease payments	18	17
	Repayment of commercial paper	-	828
		_____	_____
	(Increase)/decrease in net debt arising from cash flows	(6)	136

	Other movements:
	Lease liabilities	(32)	(3)
	Increase in accrued interest	(24)	(25)
	Exchange and other adjustments	225	(37)
		_____	_____
	Decrease in net debt	163	71

	Net debt at beginning of the period	(1,881)	(2,529)
		_____	_____
	Net debt at end of the period	(1,718)	(2,458)
		_____	_____

12.	Financial instruments
a)
Fair value hierarchy

The following table provides the carrying value (which is equal to the fair value) and position in the fair value measurement hierarchy of the Group’s financial assets and liabilities measured and recognised at fair value on a recurring basis.

	Value
	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Financial assets
Equity securities*	-	-	109	109
Money market funds**	882	-	-	882
Deferred compensation plan investments	213	-	-	213

Financial liabilities
Derivative financial instruments	-	(37)	-	(37)
Contingent purchase consideration***	-	-	(66)	(66)
Deferred compensation plan liabilities	(213)	-	-	(213)

* Included in ‘other financial assets’.
** Included in ‘other financial assets’ and ‘cash and cash equivalents’.
*** Included in ‘trade and other payables’.

There were no transfers between Level 1 and Level 2 fair value measurements during the period and no transfers into or out of Level 3.

b)
Valuation techniques

The valuation techniques and types of input applied by the Group for the six months ended 30 June 2022 are consistent with those disclosed within the 2021 Annual Report and Form 20-F. Changes in reported amounts are primarily caused by payments made and received, changes in market inputs, such as discount rates, and the impact of the time value of money.

Within Level 2 financial instruments, derivative financial liabilities have fallen to $37m, primarily driven by movements in sterling:euro exchange rates which impact the valuation of currency swaps.

Equity securities

The significant unobservable inputs used to determine the fair value of the unquoted equity securities are RevPAR growth, pre-tax discount rate (which ranged from 6.3% to 9.3%) and a non-marketability factor (which ranged from 20% to 30%).

Applying a one-year slower/faster RevPAR recovery period would result in a $8m/$7m (decrease)/increase in fair value respectively. A one percentage point increase/decrease in the discount rate would result in a $10m (decrease)/increase in fair value respectively. A five percentage point increase/decrease in the non-marketability factor would result in a $6m (decrease)/increase in fair value.

Contingent purchase consideration

Principally comprises the present value of the expected amounts payable on exercise of put and call options to acquire the remaining 49% shareholding in Regent.

The significant unobservable inputs are the projected trailing revenues and the date of exercising the options. If the annual trailing revenues were to exceed the floor by 10%, the amount of the contingent purchase consideration recognised would increase by $7m. If the date for exercising the options is assumed to be 2033, the amount of the undiscounted contingent purchase consideration would be $86m.

c)	Reconciliation of financial instruments classified as Level 3
		Equity securities $m	Contingent purchase consideration $m

	At 1 January 2022	106	(73)
	Unrealised changes in fair value	5	7
	Exchange and other adjustments	(2)	-
		_____	_____
	At 30 June 2022	109	(66)
		_____	_____

Changes in the fair value of equity securities are recognised within ‘Gains on equity instruments classified as fair value through other comprehensive income’ in the Group statement of comprehensive income.

Changes in the fair value of contingent purchase consideration are recognised within ‘Fair value gains on contingent purchase consideration’ in the Group income statement.

d)
Fair value of other financial instruments

The Group also holds a number of financial instruments which are not measured at fair value in the Group statement of financial position. With the exception of the Group’s bonds, their fair values are not materially different to their carrying amounts, since the interest receivable or payable is either close to current market rates or the instruments are short-term in nature. The Group’s bonds, which are classified as Level 1 fair value measurements, have a carrying value of $2,550m and a fair value of $2,378m.

The Group did not measure any financial assets or liabilities at fair value on a non-recurring basis as at 30 June 2022.

e)
Estimation uncertainty related to financial instruments

Consistent with 31 December 2021, the calculation of expected credit losses on trade receivables is a significant estimate. Although the collection of trade receivables has improved compared to the prior year, there remains a significant amount of older debt which has not yet been collected. There also remains a risk of reduced owner liquidity. If historical evidence was applied to all owner groups (rather than by reference to other sources of data), the provision would reduce by approximately $11m; alternatively a 10% collection rate of amounts over 270 days would reduce the provision by approximately $9m.

13.	Commitments, contingencies and guarantees

At 30 June 2022, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $26m (31 December 2021: $17m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. These legal claims and proceedings are in various stages and include disputes related to specific hotels where the potential materiality is not yet known; such proceedings, either individually or in the aggregate, have not in the recent past and are not likely to have a significant effect on the Group’s financial position or profitability. In the EMEAA region, one such dispute is expected to be resolved in the second half of the year and, in the six months ended 30 June 2022, a further dispute has been found in the Group’s favour, subject to appeal, with no liability arising.

In limited cases, the Group may guarantee bank loans made to facilitate third-party ownership of hotels under IHG management or franchise agreements. At 30 June 2022, there were guarantees of up to $67m in place (31 December 2021: $69m).

Subsequent to 30 June 2022, the Group has agreed to restructure the UK portfolio leases with substantially lower rental payments. The revised portfolio will comprise nine IHG-branded hotels, with the leases of three unbranded hotels terminating in the second half of 2022. This is a non-adjusting event since commitments were made after 30 June 2022. Documentation is expected to be signed in the second half of 2022, subject to obtaining consent from superior landlords.

The structure of the revised leases is similar to the current leases which contain guarantees that the Group will fund any shortfalls in lease payments up to an annual and cumulative cap. These caps limit the Group’s exposure to trading losses, meaning that rental payments are reduced if insufficient cash flows are generated by the hotels. In the event that rent reductions are not applicable, annual base rental payments stabilise at £34m over the remaining lease term of 21 years. Additional performance-based rental payments are calculated using hotel revenues and net cash flows.

The revised terms are expected to result in an immaterial reversal of previous impairment of property, plant and equipment and related adjustments to deferred tax. Existing provisions for onerous contractual expenditure will be utilised on termination of the three leases.

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

REPORT ON THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Our conclusion
We have reviewed InterContinental Hotels Group PLC’s condensed consolidated interim financial statements (the ‘interim financial statements’) in the Half Year Results of InterContinental Hotels Group PLC for the six month period ended 30 June 2022 (the ‘period’).
Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with UK-adopted International Accounting Standard 34 ‘Interim Financial Reporting’ and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.
The interim financial statements comprise:
●
the Group statement of financial position at 30 June 2022;
●
the Group income statement and Group statement of comprehensive income for the period then ended;
●
the Group statement of cash flows for the period then ended;
●
the Group statement of changes in equity for the period then ended; and
●
the explanatory notes to the interim financial statements.
The interim financial statements included in the Half Year Results of InterContinental Hotels Group PLC have been prepared in accordance with UK-adopted International Accounting Standard 34 ‘Interim Financial Reporting’ and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.
Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.
A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
We have read the other information contained in the Half Year Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.
Conclusions relating to going concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the basis for conclusion section of this report, nothing has come to our attention to suggest that the Directors have inappropriately adopted the going concern basis of accounting or that the Directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with this ISRE. However, future events or conditions may cause the Group to cease to continue as a going concern.

RESPONSIBILITIES FOR THE INTERIM FINANCIAL STATEMENTS AND THE REVIEW
Our responsibilities and those of the Directors
The Half Year Results, including the interim financial statements, are the responsibility of, and have been approved by, the Directors. The Directors are responsible for preparing the Half Year Results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority. In preparing the Half Year Results, including the interim financial statements, the Directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations or have no realistic alternative but to do so.
Our responsibility is to express a conclusion on the interim financial statements in the Half Year Results based on our review. Our conclusion, including our conclusions relating to going concern, is based on procedures that are less extensive than audit procedures as described in the basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
London
8 August 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	ASSISTANT COMPANY SECRETARY

Date:	9 August 2022